UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated July 16, 2019	1
2.	Consolidated Annual Accounts for the First Half of 2019	16

First Half 2019 Results Grifols increases its revenues by 14.3% to EUR 2,423 million, driven by its strategic growth plan Grifols achieves robust revenue growth, higher profitability and debt reduction in the second quarter The Bioscience Division continue fuels the group’s revenue growth with a 13.6% (7.6% cc1) increase in the first half. In the second quarter, the company reports growth in all divisions and regions where it operates Grifols increases its profitability, with a gross margin of 46.5% and EBITDA margin of 28.8%. In the first half of 2019, EBITDA totals EUR 697 million and net profit reaches EUR 287 million The net leverage ratio drops to 4.50x (4.40x cc) The FDA approves Grifols’ 20% subcutaneous immunoglobulin (Xembify®), used to treat primary immunodeficiencies New data presented at AAIC2 provide further evidence of the positive impact of the AMBAR clinical trial against Alzheimer on efficacy endpoints combining cognitive and functional ability in all treated patients Barcelona, July 31, 2019.-Grifols (MCE: GRF, MCE: GRF.P, NASDAQ: GRFS) reports EUR 2,423.4 million in revenues in the first half of the year, representing a 14.3% increase and 8.6% at constant currency (cc). The company grew across all divisions and key regions where it operates and made significant progress in the execution of its growth strategy. These results clearly underline the Grifols’ commitment to patients and its historically proven ability to expand its production capacity well in advance. In recent years, greater efforts to enhance sales and operations, as well as strategic investments to boost access to plasma, played a vital role in the group’s solid performance. Further testament to Grifols’ long-term vision and commitment to innovation and sustainable growth include the latest encouraging results from the AMBAR clinical trial in the fight against Alzheimer’s and the recent FDA approval of Xembify®, a 20% subcutaneous immunoglobulin used to treat primary immunodeficiencies. Revenues from the Bioscience Division grew by 13.6% (7.6% cc) to EUR 1,920.1 million amid an environment of solid demand for the main plasma proteins, especially immunoglobulins. 1 Constant currency (cc) excludes exchange rate fluctuations over the period. 2 Alzheimer’s Association International Conference 2019 in Los Angeles (USA). Page 1 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The Diagnostic Division expanded by 2.7% (-1,4% cc) to EUR 348.7 million in revenues in the first half of the year. The Hospital Division grew by 8.0% (7.4% cc) to EUR 63.4 million, while the Bio Supplies Division reported EUR 104.2 million in revenues, a 159.8% (148.0% cc) increase compared to the same period last year. Grifols’ gross margin continued on a positive upward trend to reach 46.5% in the first half of the year (47.2% in the second quarter of 2019). A stronger demand of certain plasma proteins, the evolution of plasma costs and industrial efficiencies were the main drivers of this upswing. Underlying gross margin3 reached 47.6%. Reported EBITDA reached EUR 696.8 million due to higher gross margin, representing a 13.5% increase over the same period in 2018 and a 28.8% margin. For the first time in several years, the Hospital Division achieves positive EBITDA. Reported EBITDA margin stood at 30.9% in the second quarter of 2019 impelled by a tailwind of some non-recurring items. Underlying EBITDA3 totaled EUR 685.3 million, reflecting a margin of 29.1%. The total net R+D+i investment, which comprises in-house, external and investee investments, amounted to EUR 167.7 million, an 18.7% increase compared to the same period in 2018. Grifols also allocated EUR 128.6 million to capital investments (CAPEX). Grifols’ financial performance in the second quarter of 2019 remained stable compared to the first quarter. In comparison with 2018, it includes the impact of the interest rate evolution and changes in accounting standards for leases (IFRS 16), which amounted to EUR 16.6 million in the first half of 2019. Of note is the positive impact in 2018 from the divestment in TiGenix for EUR 32 million. The effective tax rate was 20% and net profit totaled EUR 286.9 million. Excluding the impact from IFRS164, Grifols’ net financial debt stood at EUR 5,845 million, including EUR 554 million in cash. The net debt leverage ratio improved significantly to 4.50x (4.40x cc) from 4.78x in the first quarter of 2019. It remains a key priority once recent strategic investments are in place. The net debt leverage ratio improved in the second quarter, due primarily to the upturn in EBITDA and optimization of working capital management. Inventory levels increased as a result of the strategic decision to continue building up plasma volumes to meet the strong demand for plasma therapies. Additionally, in the second quarter, Grifols paid USD 100 million to exercise the call option5 on 51% of share capital of the U.S. firm Interstate Blood Bank Inc. (IBBI). The company also paid out a final dividend against 2018 earnings for a total gross amount of EUR 102 million. As of June 30, 2019, Grifols had EUR 410 million in undrawn lines of credit and a liquidity position of more than EUR 950 million. 3 Excludes third-party plasma sales carried out by Haema and Biotest. 4 As of June 30, 2019, the impact from the application of IFRS 16 on the debt total was more than EUR 683 million. 5 In the second quarter of 2016, Grifols acquired a minority stake of 49% share capital in IBBI. The agreement included a call option on the remaining 51%, which it executed in the second quarter of 2019. Page 2 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

PERFORMANCE BY DIVISION Bioscience Division Revenues from the Bioscience Division served as the primary engine of growth, growing by 13.6% (7.6% cc) to EUR 1,920.1 million in the first half of the year. The division continued to benefit from the positive upward trend seen in the second quarter, increasing sales by 13.8% (7.3% cc) to EUR 1,004.5 million in revenues. These results marked a record-high for the division, which for the first time recorded quarterly revenues in excess of EUR 1,000 million. The continued division’s growth was mainly fueled by strong global demand for immunoglobulin, as well as hyperimmune immunoglobulins in the United States (USA). Immunoglobulin sales remained robust, attaining double-digit growth. Grifols is currently one of the global leaders in the production and sale of immunoglobulin, with 30.3%6 market share (volume) in the United States. Grifols also recently received approval from the U.S. Food and Drug Administration (FDA) for Xembify®, its new 20% subcutaneous immunoglobulin used in the treatment of primary immunodeficiencies. This approval underscores Grifols’ commitment to patients in the U.S., where the company continues to allocate in an increasing part of its production to meet demand. Its U.S. market launch is scheduled for the fourth quarter of 2019. Sales of antitrypsin alpha-1 remain solid in the U.S., Germany and Spain, with growing rates of diagnosis thanks to new solutions developed by Diagnostic Division. At the same time, the company spearheads a variety of programs and strategic sales actions to promote sales of this protein. Albumin sales in China have started to recover following delays in the renewal process of specific licenses in the fourth quarter of 2018. Sales in China are expected to meet their projected growth for the year and pick up considerably in the second half of 2019. Meanwhile, sales of factor VIII continue to feel the impact of their declining use to treat patients with inhibitors. The company’s efforts to position its factor VIII as the optimal treatment for patients with hemophilia A have resulted in an enhanced tender market presence and higher sales volumes. Grifols continues to promote its specialty proteins to enhance its differential product portfolio. Of note in the first half of 2019 was the upward trend in hyperimmune immunoglobulins, particularly sales of the new formulation anti-rabies immunoglobulin (HyperRAB®). At the same time, Grifols will be prepared for the launch of a new plasma-protein-based biosurgery solution. The market introduction of VISTASEAL®, designed to control surgical 6 Source: Grifols Global Plasma Database, Provisional Data 2018. Page 3 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

bleeding by combining Grifols’ biologic fibrin sealant with Ethicon technology, is scheduled for the second half of the year. The Grifols-Ethicon agreement encompasses a second product combining Grifols’ lyophilized thrombin, a blood-clotting protein, with Ethicon’s hemostatic matrix SURGIFLO®. This product will offer surgeons more advanced options to accelerate and induce coagulation during surgery. Diagnostic Division The Diagnostic Division grew by 2.7% (-1,4% cc) to EUR 348.7 million in revenues in the first half of 2019. In the second quarter, Diagnostic Division revenues increased by 5.0% (0.2% cc) to EUR 183.2 million. Revenues generated from transfusional medicine solutions continue to drive the division’s performance. Sales of NAT technology systems (Procleix® NAT Solutions), used to detect viruses in blood and plasma donations, maintain their contribution to the division’s results. Grifols continues its efforts to develop new reagents to expand its differential product portfolio and boost its reach in diverse markets. Sales of the blood-typing line expanded by double digits. This product portfolio includes analyzers (Wadiana®, Erytra® and Erytra Eflexys®), gel cards (DG-Gel®) and reagents. Sales were especially robust in China, a market with high growth potential for the division; the United States, its primary market whose success directly reflects the division’s strategic investments and solid sales plan; Latin America, particularly Mexico; and several countries in Asia and Europe. Other highlights include the upcoming installation of the first Erytra Eflexis® in the largest hospital in Tunisia. Grifols’ alliance with one of the region’s most notable medical facilities will pave the way for further expansion in other African markets. Hospital Division Hospital Division revenues increased by 8.0% (7.4% cc) to EUR 63.4 million. The division reported strong sales in the United States, one of its core markets, and an upsurge in sales in all business lines. Pharmatech sales were notably strong in the first half of the year, achieving double-digit growth. This line includes the inclusiv® IV compounding portfolio of devices, software and services to maximize the safety, quality and efficiency of hospital-pharmacy operations, including the MedKeeper® and Kiro Grifols® technological solutions. As a leader in systems for sterile IV compounding for hospital pharmacies, Grifols is poised to benefit from the recent rollout of new regulations affecting hospital pharmacy and compounding operations in the United States. Sales of the division’s IV solutions also grew, driven by the U.S. distribution of the physiological saline solution produced in Grifols’ Murcia (Spain) plant and their usage in its proprietary network of plasma donation centers. Sales of medical devices, clinical nutrition products and contract manufacturing also remained strong. Page 4 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Bio Supplies Division Revenues from the Bio Supplies Division totaled EUR 104.2 million during the first half of the year, attaining 159.8% growth (148.0% cc) in relation to the same period in 2018. The division primarily oversees sales of biological products for non-therapeutic use and third-party plasma sales by Haema and Biotest (EUR 72.3 million in the first half of the year). INVESTMENT OPERATIONS: ACQUISITIONS, CAPEX AND R+D+i Grifols exercises call option on the 51% of IBBI share capital Grifols paid USD 100 million to exercise its call option on the remaining 51% of share capital of Interstate Blood Bank Inc. (IBBI) and its subsidiaries. In the second quarter of 2016, Grifols signed an agreement with IBBI to acquire 49% of its share capital, which included a call option for the remaining 51%. Following this transaction, Grifols added 36 FDA-licensed centers (26 plasma centers and 10 whole blood-donation centers), as well as an analytical laboratory. This operation forms part of Grifols’ strategic plan to expand and diversify its access to plasma, which is critical to meeting the growing demand for plasma-derived therapies and enhancing the health and well-being of patients worldwide. Grifols is currently the worldwide leader in plasma centers, with a network of 293 centers in the United States and Europe. Grifols allocates EUR 1,400 million to CAPEX from 2018 to 2022 Grifols invested EUR 128.6 million in the first six months of the year to continue improving and expanding the production facilities of its four divisions. The company furthermore announced its intention to allocate EUR 1,400 million to capital investments over the 2018-2022 period. Particularly noteworthy is the construction underway of the world’s first purification and sterile filling plant of immunoglobulins in flexible bags. Located on Grifols’ Clayton (North Carolina, USA) complex, the plant will require a EUR 140 million investment and commence operations in 2022. Grifols obtains FDA approval for Xembify® thanks to its steadfast commitment to R+D+i Following the close of the second quarter, Grifols received FDA approval for its new 20% subcutaneous immunoglobulin (Xembify®) to treat patients with primary immunodeficiencies. Grifols is currently working with diverse healthcare authorities to obtain approval in Canada, Europe and other markets. Page 5 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The latest AMBAR results demonstrate improvement in all treated patients Grifols recently presented additional results of its AMBAR (Alzheimer Management by Albumin Replacement) clinical trial for the treatment of Alzheimer's disease (AD) at the Alzheimer’s Association International Conference (AAIC) 2019 in Los Angeles (USA). These results complement and confirm those presented in October 2018, which showed improvement in AD patients in both mild and moderate stages of the disease, and point in the same direction at those unveiled at the 14th International Congress on Alzheimer's and Parkinson's (AD/PD) in Lisbon (Portugal) in March 2019. These latest results center on two scales that reflect the patient’s cognitive status and daily functioning: CDR-Sb (Clinical Dementia Rating-Sum of Boxes) and ADCS-CGIC (Alzheimer’s Disease Cooperative Study-Clinical Global Impression of Change). Both scales demonstrate statistical improvement in all treated patients, regardless of the disease stage (mild or moderate.) In particular, the CDR-Sb scale – which assesses memory, orientation, reasoning, planning and problem resolution, social interaction, domestic activities and hobbies, and personal care – shows a statistically significant 71% decline compared to patients in the placebo group. This significance remains when analyzing the three study treatment arms separately, with less decline at 14 months ranging from 65% to 71%. The results of the ADCS-CGIC scale follow the same lines: a statistically significant stabilization is observed in all treated patients. This effect remains in all three arms when analyzed separately. The ADCS-CGIC scale evaluates several domains of cognition, daily functioning and behavior, from both patient and caregiver perspectives. At AAIC, it was also revealed that the plasma amyloid-beta saw-tooth mobilization pattern, observed in earlier clinical trials, is similar for both conventional and low-volume plasmapheresis performed in the AMBAR trial. This, reinforces the investigational use of lower volumes of plasma protein replacement therapies. Grifols plans on presenting complete results of the AMBAR clinical trial, including biomarkers and neuroimaging results, in December 2019 at the Clinical Trials on Alzheimer’s Disease Conference in San Diego (USA). NON-FINANCIAL INFORMATION Talent: important advances in job creation, training and development In the first half of 2019, the Grifols team grew to 22,282 employees, expanding by 5.0% compared to December 31, 2018. Job creation was especially significant in Spain, where Grifols’ talent pool increased by 4.6% to 4,035 people. In North America, the employee base expanded by 3.9% to 15,924 people and by 13.8% in the rest of the world (ROW), to 2,323 people. Page 6 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

The average seniority of Grifols’ employees is 5.8 years, with a median age of 37.7 years. The company continues its efforts to promote equal opportunity between men and women. As of June 30, 2019, women comprised 59% of staff and men, 41%. Talent development remains a priority for the company. In-house training plays a critical role in Grifols’ talent development. In the first half of 2019, the company reported an average of 55 training hours per employee. Moreover, Grifols continues to foster the leadership development of its senior executive team through the “Challenging the Future” program, jointly designed and delivered by ESADE and Georgetown University. With regard to organizational performance and development, of note is the high percentage (90.5%) of Grifols’ employees who take part in the annual Grifols Performance System (GPS). This figure confirms the full integration of the GPS process, which allows the company to continue to nurture a culture of open dialogue and ongoing development among its global talent pool. One of Grifols’ core commitments is ensuring the health and safety of its staff, as reflected in its new “Occupational Health and Safety Policy” released in the first half of the year. To this end, the company advocates a robust occupational-health system grounded on solidly defined objectives, follow-up of risk-prevention measures in both technical and organizational processes, rigorous controls, and in-house and external audits. In this regard, at the onset of 2019, Grifols established organization-wide safety targets and site-specific objectives focused on continuously improving occupational and safety in Grifols’ installations. Of note among these global objectives: the development of a new occupational health and safety management platform in the U.S., and the implementation of new corporate standards, including the one specifically aimed at contractors. Environmental management Environmental management is one of the cornerstones of Grifols’ corporate social responsibility platform. In the first half of 2019, the company broadened the scope of its 2017-2019 Environmental Program, which aims to reduce its annual consumption of electricity, natural gas and water, and improve waste management and recovery. Among these new objectives are targets to reduce electrical consumption by more than 829,000 kWh per year, generated mainly by the Parets del Vallès (Barcelona, Spain) facility; decrease natural-gas consumption by 4.1 million kWh per year in the Parets del Vallès and Clayton (North Carolina, USA) installations; reduce water consumption by 6,500 m3 per year in the Clayton complex; and reduce CO2 emissions and plastic consumption in the group’s Spanish facilities. The annual 150,000 kWh generated via photovoltaic power in the Las Torres de Cotillas (Murcia, Spain) complex will also help diminish the volume of CO2 emissions. Grifols also had energy audits in its production plants in Dublin (Ireland) and sales subsidiaries in Italy and Germany. And it is planned to install new cooling systems with refrigerant gases that do not affect the ozone layer or climate change. Page 7 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Grifols recently earned from UL a new environmental recognition, the “Zero Waste to Landfill” validation in the “Gold” category for its North Carolina production complex. In this way, Grifols became the first U.S. pharmaceutical company to achieve this distinction, awarded to companies that allocate 95% to 99% of their waste to recovery systems other than landfills. The waste sent to energy recovery was 5%. Transparency: Grifols voluntarily discloses transfers of value to healthcare professionals and organizations In alignment with its ongoing commitment to transparency, Grifols voluntarily adopted the European Federation of Pharmaceutical Industries and Associations (EFPIA) Disclosure Code in 2015. For the fourth consecutive year, the company disclosed all payments and other transfers of value made to healthcare professionals and organizations within the scope of the EFPIA, including Spain. In Europe, Grifols’ transfers of value grew by 5% in 2018 to EUR 12.3 million compared to EUR 11.7 million in 2017. This increase stemmed primarily from costs related to the firms R+D+i initiatives, which amounted to EUR 8.8 million in 2018 and accounted for 72% of the total. In Spain, R+D+i activities represented 66% of the total transfers of value carried out in Europe. Although the EFPIA code refers specifically to medicines, Grifols voluntarily decided to expand its scope to include transfers unrelated to medications and those derived by its three main divisions. Grifols applies this transparency policy in the U.S. in accordance with the competent governmental authority (Centers for Medicaid and Medicare Services, or CMS). Committed to patients: more than 100 million international units (IUs) of clotting factors donated to the World Hemophilia Federation through 2021 For more than a decade, Grifols has collaborated with the World Hemophilia Federation (WHF) to support its global efforts to improve access to treatment for patients who suffer from blood-clotting disorders. The company recently donated 100 million IUs of clotting factors to help combat hemophilia in emerging markets. This contribution marked the midway point of Grifols’ eight-year pledge to donate to the WFH’s Humanitarian Aid Program through 2021. According to the WFH, Grifols’ support will secure a projected average of 10,300 doses to treat acute bleeds in 6,000 patients per year in developing regions through 2021. Since 2017, more than 5,000 patients and over 10,000 acute bleeds have been treated thanks to Grifols’ donations. The company also launched the "Grifols Hemophilia Awareness Global Awards" to encourage healthcare providers, medical sites, paramedical centers and hemophilia associations to support education initiatives and treatment access for the approximately 400,000 people in developed and developing regions affected by this inherited condition. Page 8 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Inauguration of the newly refurbished Museu Grifols de Barcelona The company unveiled the newly refurbished Museu Grifols last May in Barcelona. Located at the original headquarters, the new, larger museum includes interactive, immersive and user-friendly technology to engage visitors and showcase the company’s track record of innovation and transformation that has characterized it over its history. Annual Investors’ and Analysts’ Meeting Grifols held its annual meeting for investors and analysts in Clayton and Raleigh (North Carolina, USA) in June. Among the topics highlighted were the company’s market potential in China; efforts to develop an innovative product portfolio, including its AMBAR project; CAPEX and plasma collection plans; and financial performance. The meeting featured members of Grifols Board of Directors, including the CEOs and several senior leaders. Grifols included in FTSE4Good index second straight year Grifols has been included in sustainability stock index FTSE4Good for the second consecutive year. Specifically, Grifols has been chosen to form part of the FTSE4Good Global, FTSE4Good Europe and FTSE4Good Ibex indices. The FTSE4Good Index independently rates companies on their corporate governance performance. environmental, social and Investor contact: Investor Relations inversores@grifols.com - investors@grifols.com Phone number: +34 93 571 02 21 Media contact: Raquel Lumbreras Borja Gómez raquel_lumbreras@duomocomunicacion.com borja_gomez@duomocomunicacion.com Duomo Comunicación - Grifols Press Office Phone number: +34 91 311 92 89 - +34 91 311 92 90 Page 9 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS KEY FINANCIAL FIGURES ' ! 1H 2019! 1H 2018! % Var ln miJiionsof eurosexcept%and EPS NET REVENUES ------------------24i3 4·------------------2:12o1T ___ 1_4 3_ %-l .....................................................................................................................:...............................................t··························································· ·······················l ! GROSS MARGIN UNDERLYING(t) 47.6%! 47.5%! ! i GROSS MARGIN 46.5%! 47.5%! "Es.iTi;A··u· -Ni)ER.Lv·i·N·c;·<1-···i······· ·······................................ r·············.................6. 13"5·:·3······························61··4.1"··'············1·1···6·%··"1 i 29.0% i : 13.5% i %Net revenues 29.1% ! ........ .......................... .................. ..... ........................ ... ....................:.......... ........... ............... ....................................l........ ...................; EBITDA REPORTED % Net revenues 696.8! 614.2! !. 28.8% !. 29.0% !. ' a.·1-o· /)" .G. io iP··;·;·R·o·F·ir·····················································································r·····································1·· 86.:9······································3·· 1·9·o" ·················(1.. ! ! % Net revenues 11.8% ! 15.0% ! .Ji"£)j·li-·sT·E·ol2··<i·Rou·P-P· ·RoFi·1····················································!····································"3·1"·?5··i··············· ···..········35·5·9r·················6·1-%· ·)"' %.1 ... ... .. .... ...... -----'--.-....................... ....... ....................................!.............. 14_•. . . .. ... .. ... . . _1_· i CAPEX 128.6! 102.1! 26.0% ! ····································································································································t·············································································································+································ ·1 i R&D NET INVESTMENT 167.7! 141.3! 18.7% ! ............................................................................................................................f.............................................................................................. ,l.................................... i EARNINGS PER SHARE (EPS) REPORTED 0.42i 0.47i (10.1%)i ................................................................................................ ................................................. ......... ........... ...................................:... ...........................................................................................J ' i June 2019! December 2018!% Var -----------------133iis·----------------1-2:477·or-----------G-_-so/--TOTAL AS SETS .TOTA"i::···E·Ciu·Ti Y...............................................................................,.......................... ··4:··s·gs·6r·················4··ao· /··: 4·ali5·:s· ···························.. t ;t E 1 !41. 4:;;;!4!:.;lj ·(i rr> Exdudes Impacts of plasma sold to third parties from Haema and Blotest. (2J Exdudes non-recurring items and associated with recent acquisitions; amortization of deferred expenses associated to the refinancing, amortization of Intangible assets related to acquisitions and IFRS 16. (3) Constant currency (cc) exdudes exchange rate nuctuations over the period. Page 10 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Page 11 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

1H 2019- NET REVENUE BY DIVISION

In thousands of euros	1H 2019	% of Net Revenues	1H 2018	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	1,920,065	79.2%	1,689,875	79.7%	13.6%	7.6%
DIAGNOSTIC	348,674	14.4%	339,432	16.0%	2.7%	(1.4%)
HOSPITAL	63,443	2.6%	58,734	2.8%	8.0%	7.4%
BIO SUPPLIES	104,235	4.3%	40,124	1.9%	159.8%	148.0%
OTHERS	11,095	0.5%	11,578	0.5%	(4.2%)	(10.2%)
INTERSEGMENTS	(24,152)	(1.0%)	(19,625)	(0.9%)	23.1%	17.6%
TOTAL	**2,423,360**	**100.0%**	**2,120,118**	**100.0%**	**14.3%**	**8.6%**

1H 2019 - NET REVENUE BY REGION

In thousands of euros	1H 2019	% of Net Revenues	1H 2018	% of Net Revenues	% Var	% Var cc*
US + CANADA	1,648,343	68.0%	1,412,542	66.6%	16.7%	8,8%
EU	420,329	17.3%	369,207	17.4%	13.8%	13,7%
ROW	354,688	14.7%	338,369	16.0%	4.8%	2,3%
TOTAL	**2,423,360**	**100.0%**	**2,120,118**	**100.0%**	**14.3%**	**8.6%**

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

2Q 2019 - NET REVENUE BY DIVISION

In thousands of euros	2Q 2019	% of Net Revenues	2Q 2018	% of Net Revenues	% Var	% Var cc*
BIOSCIENCE	1,004,450	79.3%	882,334	80.4%	13.8%	7.3%
DIAGNOSTIC	183,193	14.5%	174,501	15.9%	5.0%	0.2%
HOSPITAL	32,947	2.6%	31,419	2.9%	4.9%	4.1%
BIO SUPPLIES	52,713	4.1%	13,968	1.3%	277.4%	259.5%
OTHERS	6,032	0.5%	7,133	0.7%	(15.4%)	(21.6%)
INTERSEGMENTS	(12,752)	(1.0%)	(12,249)	(1.1%)	4.1%	0.8%
TOTAL	**1,266,583**	**100.0%**	**1,097,106**	**100.0%**	**15.4%**	**9.2%**

2Q 2019 - NET REVENUE BY REGION

In thousands of euros	2Q 2019	% of Net Revenues	2Q 2018	% of Net Revenues	% Var	% Var cc*
US + CANADA	852,610	67.3%	732,929	66.8%	16.3%	7,8%
EU	214,735	17.0%	190,103	17.3%	13.0%	12,8%
ROW	199,238	15.7%	174,074	15.9%	14.5%	10,8%
TOTAL	**1,266,583**	**100.0%**	**1,097,106**	**100.0%**	**15.4%**	**9.2%**

** Constant currency (cc) excludes exchange rate fluctuations over the period.*

Page 12 of 15

Page 13 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

GRIFOLS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

BALANCE SHEET

ASSETS

In thousands of euros	June 2019	December 2018
NON-CURRENT ASSETS	**9,899,412**	**8,993,795**
GOODWILL AND OTHER INTANGIBLE ASSETS	7,491,593	6,594,767
PROPERTY PLANT & EQUIPMENT	2,022,645	1,951,983
INVESTMENTS IN EQUITY ACCOUNTED INVESTEES	137,615	226,905
NON-CURRENT FINANCIAL ASSETS	130,038	107,601
OTHER NON-CURRENT ASSETS	117,521	112,539
CURRENT ASSETS	**3,424,363**	**3,483,251**
INVENTORIES	2,205,763	1,949,360
TRADE AND OTHER RECEIVABLES	458,962	403,790
OTHER CURRENT FINANCIAL ASSETS	169,434	53,965
OTHER CURRENT ASSETS	36,507	42,344
CASH AND CASH EQUIVALENTS	553,697	1,033,792
TOTAL ASSETS	**13,323,775**	**12,477,046**

EQUITY AND LIABILITIES

In thousands of euros	June 2019	December 2018
EQUITY	**4,885,819**	**4,696,604**
CAPITAL	119,604	119,604
SHARE PREMIUM	910,728	910,728
RESERVES	2,794,647	2,441,931
TREASURY STOCK	(49,650)	(55,441)
INTERIM DIVIDENDS	0	(136,747)
CURRENT YEAR EARNINGS	286,880	596,642
OTHER COMPREHENSIVE INCOME	331,555	348,837
NON-CONTROLLING INTERESTS	492,055	471,050
NON-CURRENT LIABILITIES	**7,161,497**	**6,523,121**
NON-CURRENT FINANCIAL LIABILITIES	6,740,150	6,099,463
OTHER NON-CURRENT LIABILITIES	421,347	423,658
CURRENT LIABILITIES	**1,276,459**	**1,257,321**
CURRENT FINANCIAL LIABILITIES	341,295	277,382
OTHER CURRENT LIABILITIES	935,164	979,939
TOTAL EQUITY AND LIABILITIES	**13,323,775**	**12,477,046**

Page 14 of 15

About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. Its four divisions – Bioscience, Diagnostic, Hospital and Bio Supplies – develop, produce and market innovative solutions and services that are sold in more than 100 countries. Pioneers in the field of the plasma science, Grifols operates a growing network of donation centers worldwide. It transforms collected plasma into essential medicines to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols also offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion. In addition, the company supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 22,000 employees in 30 countries, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex - 35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information, please visit www.grifols.com LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group. Page 15 of 15 Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail.

Grifols, S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements 30 June 2019 Interim Consolidated Directors' Report 30 June 2019 (With Limited Review Report thereon) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41-43 08908 L’Hospitalet de Llobregat (Barcelona) (Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.) Limited Review on the Condensed Consolidated Interim Financial Statements To the Shareholders of Grifols, S.A. commissioned by the Directors REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS Introduction We have carried out a limited review of the accompanying condensed consolidated interim financial statements (the “interim financial statements”) of Grifols, S.A. (the "Company”) and subsidiaries (the “Group”), which comprise the balance sheet at 30 June 2019, the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and the explanatory notes for the six-month period then ended (all condensed and consolidated). Pursuant to article 12 of Royal Decree 1362/2007 the Directors of the Company are responsible for the preparation of these interim financial statements in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as adopted by the European Union. Our responsibility is to express a conclusion on these interim financial statements based on our limited review. Scope of review We conducted our limited review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with prevailing legislation regulating the audit of accounts in Spain and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements. Conclusion Based on our limited review, which can under no circumstances be considered an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six-month period ended 30 June 2019 have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, pursuant to article 12 of Royal Decree 1362/2007. KPMG Auditores S.L., a limited liability Spanish company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Document classification: [Category] Reg. Mer Madrid, T. 11.961, F. 90, Sec. 8, H. M -188.007, Inscrip. 9 N.I.F. B-78510153

Emphasis of matter We draw your attention to note 2 to the accompanying interim financial statements, which states that these interim financial statements do not include all the information required in complete consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying interim financial statements should therefore be read in conjunction with the Group’s consolidated annual accounts for the year ended 31 December 2018. This matter does not modify our conclusion. REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS The accompanying consolidated interim directors’ report for the six-month period ended 30 June 2019 contains such explanations as the Directors of the Company consider relevant with respect to the significant events that have taken place in this period and their effect on the consolidated interim financial statements, as well as the disclosures required by article 15 of Royal Decree 1362/2007. The consolidated interim directors’ report is not an integral part of the consolidated interim financial statements. We have verified that the accounting information contained therein is consistent with that disclosed in the interim financial statements for the 6-month period ended 30 June 2019. Our work is limited to the verification of the consolidated interim directors’ report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Grifols, S.A. and subsidiaries. Paragraph on other matters This report has been prepared at the request of the Company's Directors in relation to the publication of the six-monthly financial report required by article 119 of the Revised Securities Market Law, enacted by Royal Decree 1362/2007 of 19 October 2007. KPMG Auditores, S.L. (Signed on original in Spanish) David Hernanz Sayans 30 July 2019

GRIFOLS, S.A. and Subsidiaries Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019 CONTENTS (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) • Condensed Consolidated Interim Financial Statements Balance Sheet Statement of Profit or Loss Statement of Comprehensive Income Statement of Cash Flows Statement of Changes in Equity • Notes to Condensed Consolidated Interim Financial Statements (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) General Information Basis of Presentation and Accounting Principles Applied Changes in the composition of the Group Financial Risk Management Policy Segment Reporting Goodwill Other Intangible Assets and Property, Plant and Equipment Leases Non-Current Financial Assets Trade and Other Receivables Equity Financial Liabilities Expenses by Nature Finance Result Taxation Discontinued Operations Contingencies Financial Instruments Related Parties

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets
as of 30 June 2019 and 31 December 2018

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	30/06/2019	31/12/2018
	(unaudited)	
Non-current assets		
Goodwill (note 6)	5,416,606	5,209,230
Other intangible assets (note 7)	1,417,377	1,385,537
Rights of use (note 8)	657,610	0
Property, plant and equipment (note 7)	2,022,645	1,951,983
Investments in equity accounted investees	137,615	226,905
Non-current financial assets (note 9)		
Non-current financial assets measured at fair value	8	7
Non-current financial assets not measured at fair value	130,030	107,594
Deferred tax assets	117,521	112,539
Total non-current assets	**9,899,412**	**8,993,795**
Current assets		
Inventories	2,205,763	1,949,360
Trade and other receivables		
Trade receivables (note 10)	332,027	269,167
Other receivables (note 10)	103,707	92,418
Current income tax assets	23,228	42,205
Trade and other receivables	458,962	403,790
Other current financial assets (note 9)		
Current financial assets measured at fair value	0	19,934
Current financial assets not measured at fair value	169,434	34,031
Other current assets	36,507	42,344
Cash and cash equivalents	553,697	1,033,792
Total current assets	**3,424,363**	**3,483,251**
Total assets	**13,323,775**	**12,477,046**

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets as of 30 June 2019 and 31 December 2018

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	30/06/2019 (unaudited)	31/12/2018
Equity		
Share capital (note 11)	119,604	119,604
Share premium	910,728	910,728
Reserves (note 11)	2,794,647	2,441,931
Treasury stock (note 11)	(49,650)	(55,441)
Interim dividend	0	(136,747)
Profit attributable to the Parent	286,880	596,642
Total	4,062,209	3,876,717
Other comprehensive Income	(554)	(554)
Translation differences	332,109	349,391
Other comprehensive expenses	331,555	348,837
Equity attributable to the Parent	**4,393,764**	**4,225,554**
Non-controlling interests	492,055	471,050
Total equity	**4,885,819**	**4,696,604**
Liabilities		
Non-current liabilities		
Grants	11,484	11,845
Provisions	7,351	6,114
Non-current financial liabilities (note 12)	6,740,150	6,099,463
Other non-current liablities	1,398	1,301
Deferred tax liabilities	401,114	404,398
Total non-current liabilities	**7,161,497**	**6,523,121**
Current liabilities		
Provisions	54,714	80,055
Current financial liabilities (note 12)	341,295	277,382
Current debts with related companies	3,295	7,079
Trade and other payables		
Suppliers	536,743	561,883
Other payables	152,069	159,816
Current income tax liabilities	40,757	1,917
Total trade and other payables	729,569	723,616
Other current liabilities	147,586	169,189
Total current liabilities	**1,276,459**	**1,257,321**
Total liabilities	**8,437,956**	**7,780,442**
Total equity and liabilities	**13,323,775**	**12,477,046**

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit and Loss
for each of the three-and six-month periods ended 30 June 2019 and 2018

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Six-Months Ended		Three-Months Ended	
	30/06/2019	**30/06/2018**	**30/06/2019**	**30/06/2018**
	(unaudited)	(unaudited)	(unaudited)/ (not reviewed)	(unaudited)/ (not reviewed)
Continuing Operations				
Net revenues (note 5)	2,423,360	2,120,118	1,266,583	1,097,106
Cost of sales	(1,297,413)	(1,113,858)	(668,689)	(579,680)
Gross Margin	**1,125,947**	**1,006,260**	**597,894**	**517,426**
Research and Development	(132,573)	(112,247)	(69,963)	(58,281)
Sales, General and Administration expenses	(451,023)	(387,771)	(216,661)	(197,453)
Operating Expenses	**(583,596)**	**(500,018)**	**(286,624)**	**(255,734)**
Profit/(loss) of equity accounted investees with similar activity to that of the Group (note 2)	5,538	0	5,538	0
Operating Results	**547,889**	**506,242**	**316,808**	**261,692**
Finance income	10,621	7,049	4,982	4,107
Finance costs	(179,676)	(135,914)	(91,279)	(71,306)
Change in fair value of financial instruments	0	32,096	0	32,096
Impairment of financial instruments	(880)	(980)	(449)	(980)
Exchange differences	2,402	(5,439)	1,434	(3,554)
Finance Result (note 14)	**(167,533)**	**(103,188)**	**(85,312)**	**(39,637)**
Share of income/(losses) of equity accounted investees	(12,057)	(5,729)	(6,049)	(3,667)
Profit before income tax from continuing operations	**368,299**	**397,325**	**225,447**	**218,388**
Income tax expense (note 15)	(73,660)	(79,442)	(45,090)	(43,376)
Profit after income tax from continuing operations	**294,639**	**317,883**	**180,357**	**175,012**
Consolidated profit for the period	**294,639**	**317,883**	**180,357**	**175,012**
Profit attributable to the Parent	286,880	318,979	172,509	175,572
Profit/(Loss) attributable to non-controlling interest	7,759	(1,096)	7,848	(560)
Basic earnings per share (Euros)	0.42	0.47	0.25	0.26
Diluted earnings per share (Euros)	0.42	0.47	0.25	0.26

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Comprehensive Income for each of the three-and six-month periods ended 30 June 2019 and 2018 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Six-Months' Ended Three-Months' Ended 30/06/2019 30/06/2018 30/06/2019 30/06/2018 (unaudited)/ (not reviewed) (unaudited)/ (not reviewed) (unaudited) (unaudited) Consolidated profit for the period 294,639 317,883 180,357 175,012 Items for reclassification to profit or loss Translation differences Equity accounted investees / Translation differences (14,692) 6,226 127,018 5,354 (72,784) (1,505) 259,657 (816) Other comprehensive income for the period, after tax (8,466) 132,372 (74,289) 258,841 Total comprehensive income for the period 286,173 450,255 106,068 433,853 Total comprehensive income attributable to the Parent Total comprehensive (income)/ loss attributable to non-controlling interests 269,598 16,575 451,253 (998) 94,359 11,709 434,402 (549) Total comprehensive income for the period 286,173 450,255 106,068 433,853 The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
for each of the six-month periods ended 30 June 2019 and 2018
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	30/06/2019	30/06/2018
	(unaudited)	
Cash flows from operating activities		
Profit before tax	**368,299**	**397,325**
Adjustments for:	**274,546**	**191,407**
Amortisation and depreciation	148,930	107,958
Other adjustments:	125,616	83,449
(Profit)/Losses on equity accounted investments	6,519	5,729
Impairment of Assets and net provision changes	(18,580)	(24,463)
Losses on disposal of fixed assets	595	855
Government grants taken to income	(787)	(482)
Finance cost / (income)	160,065	92,031
Other adjustments	(22,196)	9,779
Changes operating assets and liabilities	**(349,389)**	**(214,300)**
Change in inventories	(209,542)	(139,046)
Change in trade and other receivables	(53,441)	(63,263)
Change in current financial assets and other current assets	7,314	510
Change in current trade and other payables	(93,720)	(12,501)
Other cash flows used in operating activities	**(147,905)**	**(125,247)**
Interest paid	(127,500)	(103,459)
Interest recovered	4,424	4,548
Income tax paid	(22,744)	(26,305)
Other amounts paid	(2,085)	(31)
Net cash from operating activities	**145,551**	**249,185**
Cash flows from investing activities		
Payments for investments	**(433,904)**	**(399,859)**
Group companies and business combinations	(109,391)	(255,406)
Property, plant and equipment and intangible assets	(181,758)	(130,834)
Property, plant and equipment	(119,266)	(93,828)
Intangible assets	(62,492)	(37,006)
Other financial assets	(142,755)	(13,619)
Proceeds from the sale of financial investments	**0**	**70,119**
Proceeds from the sale of property, plant and equipment	**1,940**	**290**
Net cash used in investing activities	**(431,964)**	**(329,450)**
Cash flows from financing activities		
Proceeds from and payments for financial liability intruments	(102,105)	(19,789)
Issue	104,800	91,722
Redemption and repayment	(206,905)	(111,511)
Dividends and interest on other equity instruments paid and received	(98,423)	(140,168)
Dividends paid	(101,912)	(142,095)
Dividends received	3,489	1,927
Other cash flows from financing activities	(794)	(1,111)
Transaction with minority interests with no loss of control	1,120	0
Net cash used in financing activities	**(200,202)**	**(161,068)**
Effect of exchange rate fluctuations on cash and cash equivalents	**6,520**	**23,311**
Net decrease in cash and cash equivalents	**(480,095)**	**(218,022)**
Cash and cash equivalents at beginning of the period	**1,033,792**	**886,521**
Cash and cash equivalents at end of period	**553,697**	**668,499**

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity
for each of the six-month periods ended 30 June 2019 and 2018
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to equity holders of the Parent											
							Accumulated other comprehensive income					
	Share capital	Share premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Available for sale financial assets	Other comprehensive income	Equity attributable to Parent	Non-controlling interests	**Equity**
Balances at 31 December 2017	**119,604**	**910,728**	**2,027,648**	**662,700**	**(122,986)**	**(62,422)**	**89,537**	**4,926**	**(656)**	**3,629,079**	**4,886**	**3,633,965**
Impact of new IFRS	--	--	29,562	--	--	--	--	(4,926)	--	24,636	0	24,636
Balances at 31 December 2017 adjusted	**119,604**	**910,728**	**2,057,210**	**662,700**	**(122,986)**	**(62,422)**	**89,537**	**0**	**(656)**	**3,653,715**	**4,886**	**3,658,601**
Translation differences	--	--	--	--	--	--	132,274	--	--	132,274	98	132,372
Other comprehensive income for the period	0	0	0	0	0	0	132,274	0	0	132,274	98	132,372
Profit/(loss) for the period	--	--	--	318,979	--	--	--	--	--	318,979	(1,096)	317,883
Total comprehensive income for the period	0	0	0	318,979	0	0	132,274	0	0	451,253	(998)	450,255
Net change in treasury stock	--	--	--	--	--	6,981	--	--	--	6,981	--	6,981
Other changes	--	--	(2,455)	--	--	--	--	--	--	(2,455)	--	(2,455)
Distribution of 2017 profit												
Reserves	--	--	539,714	(539,714)	--	--	--	--	--	0	(44)	(44)
Dividends	--	--	(142,094)	--	--	--	--	--	--	(142,094)	--	(142,094)
Interim dividend	--	--	--	(122,986)	122,986	--	--	--	--	0	--	0
Operations with equity holders or owners	0	0	395,165	(662,700)	122,986	6,981	0	0	0	(137,568)	(44)	(137,612)
Balances at 30 June 2018 (unaudited)	**119,604**	**910,728**	**2,452,375**	**318,979**	**0**	**(55,441)**	**221,811**	**0**	**(656)**	**3,967,400**	**3,844**	**3,971,244**
Balances at 31 December 2018	**119,604**	**910,728**	**2,441,931**	**596,642**	**(136,747)**	**(55,441)**	**349,391**	**0**	**(554)**	**4,225,554**	**471,050**	**4,696,604**
Translation differences	--	--	--	--	--	--	(17,282)	--	--	(17,282)	8,816	(8,466)
Other comprehensive income for the period	0	0	0	0	0	0	(17,282)	0	0	(17,282)	8,816	(8,466)
Profit/(loss) for the period	--	--	--	286,880	--	--	--	--	--	286,880	7,759	294,639
Total comprehensive income for the period	0	0	0	286,880	0	0	(17,282)	0	0	269,598	16,575	286,173
Net change in treasury stock	--	--	--	--	--	5,791	--	--	--	5,791	--	5,791
Acquisition of non-controlling interests	--	--	(4,430)	--	--	--	--	--	--	(4,430)	4,430	0
Other changes	--	--	(837)	--	--	--	--	--	--	(837)	--	(837)
Distribution of 2018 profit												
Reserves	--	--	459,895	(459,895)	--	--	--	--	--	0	--	0
Dividends	--	--	(101,912)	--	--	--	--	--	--	(101,912)	--	(101,912)
Interim dividend	--	--	--	(136,747)	136,747	--	--	--	--	0	--	0
Operations with equity holders or owners	0	0	352,716	(596,642)	136,747	5,791	0	0	0	(101,388)	4,430	(96,958)
Balances at 30 June 2019 (unaudited)	**119,604**	**910,728**	**2,794,647**	**286,880**	**0**	**(49,650)**	**332,109**	**0**	**(554)**	**4,393,764**	**492,055**	**4,885,819**

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (1) General Information Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the parent company of the Group (hereinafter the Group or Grifols) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, especially haemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallès (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California), Clayton (North Carolina), Emeryville (California) and San Diego (California). The Company aims to reinforce its strategic presence in China. In this regards, Grifols and Shanghai RAAS Blood Products, Co. Ltd. reached a strategic alliance agreement to market and develop haemoderivatives and transfusion diagnostic solutions in China. This transaction is subject to the approval of the regulatory authorities of both the People’s Republic of China and the United States of America. The transaction is expected to be closed in the second half of 2019. (2) Basis of Presentation and Accounting Principles Applied These condensed consolidated interim financial statements for the six-month period ended 30 June 2019 have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS -EU) and specifically, with that provided by the guidelines of International Accounting Standard (hereinafter IAS) 34 on Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2018. The Board of Directors of Grifols, S.A. authorized these condensed consolidated interim financial statements for issue at their meeting held on 25 July 2019. Amounts contained in these condensed consolidated interim financial statements are expressed in thousands of Euros. The condensed consolidated interim financial statements of Grifols for the six-month period ended 30 June 2019 have been prepared based on the accounting records maintained by the Group. We also have included for information purposes the three-month period ended 30 June 2019. Accounting principles and basis of consolidation applied Except as noted below, the accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual accounts as at and for the year ended 31 December 2018. In addition, in 2019 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for their application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements: 1

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Standards		Mandatory application for annual periods beginning on or after: EU effective date	Mandatory application for annual periods beginning on or after: IASB effective date
IFRS 16	Leases (Issued on 13 January 2016)	1 January 2019	1 January 2019
IFRS 9	Prepayment Features with Negative Compensation (issued on 12 October 2017)	1 January 2019	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments (issued on 7 June 2017)	1 January 2019	1 January 2019
IAS 28	Long-term interests in Associates and Joint Ventures (issued on 12 October 2017)	1 January 2019	1 January 2019
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle (issued on 12 December 2017)	1 January 2019	1 January 2019
IAS 19	Plan Amendment, Curtailment or Settlement (issued on 7 February 2018)	1 January 2019	1 January 2019

The application of these standards and interpretations has had some impacts in these condensed consolidated interim financial statements, which are summarized below.

IFRS 16 "Leases":

IFRS 16 brings in a single model for lease accounting by lessees in the statement of financial position. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard. Lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing guidance on leases, including IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-Incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease.

IFRS 16 is mandatory for all financial years beginning on or after 1 January 2019. The Group has adopted IFRS 16 for the first time on 1 January 2019, but has not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019.

The main policies, estimates and criteria for the application of IFRS 16 are as follows:

- Scope: this IFRS 16 evaluation considers all the contracts in which the Group acts as lessee, except for the contracts between Group companies and the cancelable contracts.
- Transition approach: The Group has opted to implement IFRS 16 using the modified retrospective approach, whereby the right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application. When applying this modified retrospective approach, the Group does not re-express the comparative information.
- Discount rates: For financial lease contracts, Grifols discount lease payments using the implicit interest rate. For operating lease agreements, lease payments are discounted using the incremental borrowing

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

rate. The incremental borrowing rate is the rate of interest that a lessee pays to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

An incremental effective interest rate has been applied and varies from 2.07% to 8.18% depending on the geographical area and the term of the lease agreement at the transition date.

- Lease term for each agreement: The term considered for the leases depends, fundamentally, on whether or not the lease agreement contains a period of mandatory compliance, as well as unilateral termination and or renewal clauses that grant the Group the right to terminate early or to extend the agreements.

  The Group leases several buildings, equipment and vehicles. Leases agreements are usually made for fixed periods, as shown below:

	Average lease term
Buildings and warehouses	10 to 15 years
Donor centers	13 to 15 years
PCs and hardware	3 to 5 years
Machinery	4 to 5 years
Vehicles	3 to 5 years

  The lease terms of the agreements are negotiated on an individual basis and contain a wide range of terms and conditions.

- Accounting policies applied during transition: The Group has employed the following practical solutions when applying the simplified method to leases previously classified as operating leases under IAS 17 Leases:

  - Non-application of IFRS 16 to agreements that were not previously deemed to contain a lease under IAS 17 and IFRIC 4 "Determining whether an arrangement contains a lease".
  - Exclusion of the initial direct costs from the measurement of the right-of-use asset on the date of first-time adoption.
  - Exclusion of leases that expire within 12 months as from the date of first-time adoption.
  - Exclusion of leases in which the underlying asset has a low value.

- The reconciliation of lease liabilities for buildings and warehouses in relation to leases which had previously been classified as operating leases under IAS 17 (related to non-cancelable agreements and renewals) and lease liabilities under IFRS 16 at 1 January 2019 is as follows:

	01/01/2019
	Thousands of Euros
Operating lease commitments existing as at 31 December 2018	400,579
Periods covered by an option to extend the lease by the Group	579,261
Discounting using the Group's incremental borrowing rate	(311,116)
finance lease liabilities recognised as at 31 December 2018	1,395
Short-term leases recognised on a straight-line basis as expense	(4,822)
Others	(349)
Lease liability recognised as at 1 January 2019	664,948

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group's activities as a lessor are immaterial, and therefore there has been no significant impact on the condensed consolidated interim financial statements due to application of IFRS 16.

At the date these condensed consolidated interim financial statements were authorized for issue, the following IFRS standards, amendments and IFRIC interpretations have been issued by the European Union but their application is not mandatory until future periods as described below:

Standards		Mandatory application for annual periods beginning on or after: EU effective date	Mandatory application for annual periods beginning on or after: IASB effective date
IFRS 3	Amendment to IFRS 3: Business combinations (issued on 22 October 2018)	pending	1 January 2020
IAS 1 IAS 8	Definition of material (issued on 31 October 2018)	pending	1 January 2020
Various	Amendments to references to the Conceptual Framework in IFRS Standards (issued on 29 March 2018)	pending	1 January 2020
IFRS 17	Insurance Contracts (issued on 18 May 2017)	pending	1 January 2021

The Group has not applied any of the standards or interpretations issued prior to their effective date.

At the date these condensed consolidated interim financial statements were authorized for issue, the Group is analyzing the impact of the application of the above standards or interpretations published by the European Union (EU).

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the six-month period ended 30 June 2019 is the responsibility of the Directors of the Company. The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the amounts recognized in these condensed consolidated interim financial statements.

- Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered that a reasonably possible change in key assumptions could result in impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2018 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

- Determination of the fair value of assets, liabilities and contingent liabilities related to business combinations.

- Evaluation of the capitalization of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 17. Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management's assumptions relating to the amount and timing of future taxable profits. No changes have been made to prior year judgements relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year. The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not significantly differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2018. At 30 June 2019, operating results include the item “Profit/loss of equity accounted investees with similar activity to that of the Group” amounting to Euros 5,538 thousand. This change is justified because certain investees carry out the same activity asthe Group’s statutory activity, described in note 1, in addition to the growing contribution they make to the consolidated statement of profit and loss. The Group has decided to apply this change in the presentation of the condensed consolidated interim financial statements without retrospective effect because the amount is not significant for previous periods. Seasonality of transactions during this period Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the six-month period ended 30 June 2019 in comparison with the financial statements for a full fiscal year. Relative importance When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account. (3) Changes in the Composition of the Group For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2018 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date. The main changes in the scope of consolidation during the interim period ended 30 June 2019 are detailed below: Medcom Advance, S.A.: In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to investigation and 5

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

development with a view to establishing proprietary patents using nanotechnology. The company is equity-accounted

- Interstated Blood Bank, Inc. Group:

On 11 May 2016 Grifols acquired a 49.19% stake in Interstate Blood Bank, Inc. (IBBI), 48.97% of Bio-Blood Components, Inc. (Bio-Blood) and 48.90% of Plasma Biological Services, LLC. (PBS) ("IBBI Group"), a group based in Memphis, USA, for the price of US Dollars 100 million (Euros 88,215 thousand). The Group also entered into a call option on the remaining shares for a price of US Dollars 100 million, having agreed a paymentof US Dollars 10 million (Euros 9,007 thousand) for the call option. The purchase price and the call right were paid upon signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 26 plasma collection centers, 9 blood donation centers and one laboratory.

In April 2019, the Group has exercised the call option and has completed the acquisition of the remaining shares of the IBBI companies.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid		
Cash paid	88,984	100,000
Total consideration paid	88,984	100,000
Fair value of the previous investment in the company	94,126	105,779
Fair value of the call option	8,898	10,000
Fair value of net assets acquired	19,483	21,896
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) (note 6)	172,525	193,883

The amounts determined at the date of acquisition of assets, liabilities and contingent liabilities are as follows:

	Fair value	
	Thousands of Euros	Thousands of US Dollars
Intangible assets (note 7)	77	87
Property, plant and equipment (note 7)	23,724	26,661
Other non-current assets	135	152
Inventories	10,288	11,562
Trade and other receivables	12,793	14,377
Other current assets	1,285	1,444
Cash and cash equivalents	1,962	2,204
Total assets	50,264	56,487
Non-current liabilities	(20,848)	(23,429)
Current liabilities	(9,933)	(11,162)
Total liabilities and contingent liabilities	(30,781)	(34,591)
Total net assets acquired	19,483	21,896

The resulting goodwill has been allocated to the Bioscience segment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

If the acquisition had taken place on 1 January, 2019, the net amount of the Group's revenue and profit would not have differed significantly.

The variation between the fair value of the previous investment and the book value amounts to Euros 4,521 thousand and has been recognized in section "Share of income/(losses) of equity accounted investees with Group's similar activity" in the consolidated statement of profit or loss.

(4) Financial Risk Management Policy

At 30 June 2019 the Group's financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2018.

(5) Segment Reporting

The distribution by business segments of the Group's net revenues for the three- and six-month periods ended 30 June 2019 and 30 June 2018 is as follows:

	Net revenues (Thousands of Euros)			
Segments	Six-Months Ended 30 June 2019	Six-Months Ended 30 June 2018	Three-Months Ended 30 June 2019	Three-Months Ended 30 June 2018
			Not reviewed	Not reviewed
Bioscience	1,920,065	1,689,875	1,004,450	882,334
Hospital	63,443	58,734	32,947	31,419
Diagnostic	348,674	339,432	183,193	174,501
Bio supplies	104,235	40,124	52,713	13,968
Other	11,095	11,578	6,032	7,133
Intersegments	(24,152)	(19,625)	(12,752)	(12,249)
Total Revenues	2,423,360	2,120,118	1,266,583	1,097,106

The distribution by geographical area of the Group's net revenues for the three- and six-month periods ended 30 June 2019 and 30 June 2018 is as follows:

	Net revenues (Thousands of Euros)			
Geographical area	Six-Months Ended 30 June 2019	Six-Months Ended 30 June 2018	Three-Months Ended 30 June 2019	Three-Months Ended 30 June 2018
			Not reviewed	Not reviewed
Spain	132,680	127,584	67,763	67,905
Rest of the EU	287,649	241,623	146,972	122,198
USA + Canada	1,648,343	1,412,542	852,610	732,929
Rest of the World	354,688	338,369	199,238	174,074
Total Revenues	2,423,360	2,120,118	1,266,583	1,097,106

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The distribution by business segments of the Group's consolidated income for the three- and six-month periods ended 30 June 2019 and 30 June 2018 is as follows:

	Profit/(loss) (Thousands of Euros)			
Segments	Six-Months Ended 30 June 2019	Six-Months Ended 30 June 2018	Three-Months Ended 30 June 2019 Not reviewed	Three-Months Ended 30 June 2018 Not reviewed
Bioscience	523,803	451,175	270,277	237,817
Hospital	(5,373)	(7,385)	(718)	(4,125)
Diagnostic	97,744	102,413	66,068	51,567
Bio supplies	6,043	23,977	4,761	7,629
Other	4,650	16,814	9,844	7,649
Intersegments	(579)	(5,257)	2,327	(2,043)
Total income of reported segments	626,288	581,737	352,559	298,494
Unallocated expenses plus net financial result	(257,989)	(184,412)	(127,112)	(80,106)
Profit before income tax from continuing operations	368,299	397,325	225,447	218,388

(6) Goodwill

Details and movement in goodwill during the six month period ended 30 June 2019 is as follows:

		Thousands of Euros			
	Segment	**Balance at 31/12/2018**	Business Combination	Translation differences	**Balance at 30/06/2019**
Net value					
Grifols UK, Ltd. (UK)	Bioscience	7,682	--	(18)	7,664
Grifols Italia.S.p.A. (Italy)	Bioscience	6,118	--	--	6,118
Biomat USA, Inc.(USA)	Bioscience	255,114	(4,277)	1,574	252,411
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,271	--	30	9,301
Grifols Therapeutics, Inc. (USA)	Bioscience	1,940,776	--	11,938	1,952,714
Araclon Biotech, S.L. (Spain)	Diagnostic	6,000	--	--	6,000
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,550,256	--	15,572	2,565,828
Kiro Grifols, S.L. (Spain)	Hospital	24,376	--	--	24,376
Goetech, LLC. (USA)	Hospital	58,945	--	363	59,308
Haema, AG. (Germany)	Bioscience	171,134	--	--	171,134
Biotest Pharma, Corp. (USA)	Bioscience	139,042	10,943	879	150,864
Interstate Blood Bank, Inc. (USA) (note 3)	Bioscience	--	172,525	(2,153)	170,372
		5,209,230	179,191	28,185	5,416,606

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The variation in Biomat USA, Inc. is due to the update of amount allocated to goodwill related to the purchase of plasma centers from Kedplasma at the end of 2018. The variation in Biotest Pharma Corp is mainly due to the acquisition of two plasma centers from ADMA on 1 January 2019 and due to the update of the amount allocated to goodwill for the acquisition of the company in 2018. See note 3 for more information related to Interstate Blood Bank, Inc. business combination. Impairment testing: As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes. As a result of the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic’s share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies. Due to the acquisition of an additional 40% stake of Kiro Grifols S.L. and a 51% stake of Goetech LLC (Medkeeper), the Group decided to group Kiro Grifols S.L., Laboratorios Grifols S.L. and Medkeeper into a single CGU for the Hospital business since the acquisitions are supporting cross-selling opportunities. The Group has not identified any triggering event that would make it necessary to test any of the CGUs for impairment for the six-month period ended 30 June 2019. (7) Other Intangible Assets, Rights of Use and Property, Plant, and Equipment Movement of other intangible assets, Rights of Use and property, plant and equipment during the six-month period ended 30 June 2019 is as follows: 9

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Other intangible assets	Rights of Use	Property, plant and equipment	Total
Total Cost at 31/12/2018	2,054,740	--	3,056,656	5,111,396
Total depreciation and amortization at 31/12/2018	(602,868)	--	(1,102,113)	(1,704,981)
Impairment at 31/12/2018	(66,335)	--	(2,560)	(68,895)
Balance at 31/12/2018	1,385,537	--	1,951,983	3,337,520
Cost				
Additions	62,493	677,419	126,184	866,096
Business combination (note 3)	2,299	--	25,684	27,983
Disposals	(406)	(683)	(9,015)	(10,104)
Transfers	(638)	7,766	(12,675)	(5,547)
Translation differences	11,013	314	14,044	25,371
Total Cost at 30/06/2019	2,129,501	684,816	3,200,878	6,015,195
Depreciation & amortization				
Additions (note 13)	(39,822)	(27,424)	(81,684)	(148,930)
Disposals	60	39	6,826	6,925
Transfers	(279)	58	5,768	5,547
Translation differences	(2,478)	121	(4,516)	(6,873)
Total depreciation and amortization at 30/06/2019	(645,387)	(27,206)	(1,175,719)	(1,848,312)
Impairment				
Additions	--	--	48	48
Translation differences	(402)	--	(2)	(404)
Total impairment at 30/06/2019	(66,737)	--	(2,514)	(69,251)
Total balance at 30/06/2019	1,417,377	657,610	2,022,645	4,097,632

At 30 June 2019 there are no indications that these assets have been impaired.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortization of currently marketed products acquired from Talecris and Progenika at 30 June 2019 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Balance at 31/12/2018	Additions	Translation differences	**Balance at 30/06/2019**
Cost of currently marketed products - Gamunex	1,048,035	--	6,447	1,054,482
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Accumulated amortisation of currently marketed products - Gamunex	(264,920)	(17,680)	(1,524)	(284,124)
Accumulated amortisation of currently marketed products - Progenika	(13,875)	(1,190)	--	(15,065)
Net carrying amount of currently marketed products	793,032	(18,870)	4,923	779,085

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis.

At 30 June 2019 the residual useful life of currently marketed products from Talecris is 21 years and 11 months (22 years and 11 months at 30 June 2018).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis.

At 30 June 2019 the residual useful life of currently marketed products from Progenika is 3 years and 8 months (4 years and 8 months at 30 June 2018).

(8) Leases

Details of leases at 30 June 2019 are as follows:

Rights of use	Thousands of Euros 30/06/2019
Land and Buildings	640,143
Machinery	4,317
Computer equipment	4,843
Vehicles	8,307
	657,610

Lease liabilities	Thousands of Euros 30/06/2019
Non-current	643,781
Current	39,338
	683,119

At 30 June 2019, the Group has recognized an amount of Euros 677,419 thousand related to additions of rights of use, from which Euros 670,478 thousand correspond to the initial addition. Movement during the period ended 30 June 2019 is included in note 7 "Other intangible assets, Rights of Use and property, plant and equipment".

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 30 June 2019, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

Rights of use depreciation	Thousands of Euros
	30/06/2019
Buildings	23,479
Machinery	854
Computer equipment	1,063
Vehicles	2,028
	27,424

	Thousands of Euros
	30/06/2019
Finance lease expenses (note 14)	16,586
	16,586

	Thousands of Euros
	30/06/2019
Expenses related to short-term or low-value agreements	16,927
Other operating lease expenses	392
	17,319

At 30 June 2019, the Group has paid a total of Euros 29,880 thousand related to lease agreements.

The total amount recognized in the balance sheet corresponds to lease agreements in which the Group is the lessee.

(9) Financial Assets

Details of non-current financial assets on the consolidated balance sheet at 30 June 2019 and 31 December 2018 are as follows:

	Thousands of Euros	
	30/06/2019	**31/12/2018**
Investments in quoted shares	8	7
Total Non-current financial assets measured at fair value	8	7
Non-current guarantee deposits	5,326	5,566
Other non-current financial assets	23,083	1,908
Non-current loans to related parties	83,480	82,969
Non-current loans to associates (b)	18,141	17,151
Total Non-current financial assets at amortized cost	130,030	107,594

Details of other current financial assets on the consolidated balance sheet at 30 June 2019 and 31 December 2018 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros	
	30/06/2019	**31/12/2018**
Current derivatives (a)	--	19,934
Current financial assets measured at fair value	--	19,934
Current deposits and guarantees	729	822
Current loans to third parties (c)	134,422	56
Current loans to associates	34,283	33,153
Current financial assets at amortized cost	169,434	34,031

(a) Derivatives

On 30 April 2019, the call option was exercised by the Group through written notice of its intention. The derivatives included a call option on the shares not acquired from Interstate Blood Bank, Inc., Bio-Blood Components, Inc. and Plasma Biological Services, LLC.(see note 3)

On the other hand, on 1 January 2019 the Biotest Pharmaceuticals Corporation call option was exercised over two ADMA plasma donation centers

(b) Non-current loans to associates

On 2 October 2017 the Group's subsidiary Grifols Diagnostic Solutions, Inc. subscribed notes for an amount of US Dollars 20,000 thousand (Euros 16,676 thousand) issued by Singulex, Inc., that bear at an interest rate of 5% and mature on 19 September 2019. In the first half of 2018, the Group's subsidiary Grifols Diagnostic Solutions, Inc. subscribed additional notes for an amount of US Dollars 12,339 thousand (Euros 11,063 thousand). The Group indirectly owns 19.33 % of the common stock of Singulex Inc.

On 31 December 2018 Grifols Diagnostic Solutions, Inc., made a distribution in kind to Grifols, S.A. of all interests and investments in Singulex. Simultaneously, Grifols, S.A. transferred them to Grifols Shared Services North America, Inc.

(c) Loans to third parties

The increase in Loans to third parties corresponds to a temporary deposit for a potential corporate transaction.

(10) Trade and Other Receivables

At 30 June 2019, certain companies of the group had signed sales agreements for credit receivables without recourse with certain financial institutions.

The total sum of credit receivables sold without recourse, for which ownership was transferred to financial institutions pursuant to the aforementioned agreements, amounts to Euros 701,153 thousand for the six-month period ended 30 June 2019 (Euros 520,066 thousand for the six-month period ended 30 June 2018 and Euros 1,188,216 thousand for the year ended 31 December 2018).

The deferred collection equivalent to the amount receivable from a financial institution is presented on the balance sheet under "Other receivables" for an amount of Euros 461 thousand as at 30 June 2019 (Euros 1,220

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) thousand as at 31 December 2018) which does not differ significantly from their fair value and is also equal to the amount of the maximum exposure to loss. The finance cost of receivables sold amounts to Euros 4,317 thousand for the six-month period ended 30 June 2019 (Euros 1,935 thousand for the six-month period ended 30 June 2018) (see note 14). (11) Equity Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms an integral part of the condensed consolidated interim financial statements. (a) Share capital and share premium At 30 June 2019 and 31 December 2018, the Company’s share capital amounts to E uros 119,603,705 and comprises: • Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. • Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. (b) Reserves The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2019, Euros 24,914 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 35,613 thousand at 31 December 2018) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortized. Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 June 2019 and 31 December 2018 the legal reserve of the Parent amounts to Euros 23,921 thousand. (c) Treasury stock At 30 June 2019 and 30 June 2018 the Company does not have Class A treasury stock. Movement in Class B treasury stock during the six-month period ended 30 June 2019 is as follows: No. of Class B shares Thousand of Euros Balance at 1 January 2019 Disp osals Class B shares 3,818,451 (398,888) 55,441 (5,791) Balance at 30 June 2019 3,419,563 49,650 14

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In March 2019 the Group delivered 398,888 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 17 (b)).

Movement in Class B treasury stock during the six-month period ended 30 June 2018 is as follows:

	No. of Class B shares	Thousand of Euros
Balance at 1 January 2018	4,297,806	62,422
Disposals Class B shares	(480,661)	(6,981)
Balance at 30 June 2018	3,817,145	55,441

In March 2018 the Company delivered 480,661 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan (see note 17 (b)).

(d) Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by the respective shareholders at their general meetings and the proposed distribution of profit for the year ended 31 December 2018 is presented in the consolidated statement of changes in equity.

Dividends paid during the six-month period ended 30 June 2019 are as follows:

	Six-Months Ended 30 June 2019		
	% of par value	Euros per share	Thousands of Euros
Ordinary Shares	58%	0.15	61,850
Non-voting shares	290%	0.15	37,448
Non-voting shares (Preferred Dividend)	20%	0.01	2,614
Total Dividends Paid			101,912

Dividends paid during the six-month period ended 30 June 2018 were as follows:

	Six-Months Ended 30 June 2018		
	% of par value	Euros per share	Thousands of Euros
Ordinary Shares	82%	0.20	86,929
Non-voting shares	408%	0.20	52,551
Non-voting shares (Preferred Dividend)	20%	0.01	2,614
Total Dividends Paid			142,094

(e) Restricted Share Unit Compensation

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 17 (b)). This commitment is settled using equity instruments and the cumulative accrual amounts to Euros 10,711 thousand in June 2019 (Euros 12,652 thousand in December 2018).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(12) Financial Liabilities

Details of financial liabilities at 30 June 2019 and 31 December 2018 are as follows:

	Thousands of Euros	
Financial liabilities	30/06/2019	31/12/2018
Non-current obligations (a)	1,000,000	1,000,000
Senior secured debt (b)	4,769,145	4,771,285
Other loans	248,941	239,686
Finance lease liabilities	193	9,537
Other non-current financial liabilities	78,090	78,955
Non-current lease liabilities (note 8)	643,781	--
Total non-current financial liabilities	6,740,150	6,099,463
Current obligations (a)	102,236	102,978
Senior secured debt (b)	158,456	129,955
Other loans	25,146	24,839
Finance lease liabilities	93	3,348
Other current financial liabilities	16,026	16,262
Current lease liabilities (note 8)	39,338	--
Total current financial liabilities	341,295	277,382

In September 2018, Grifols obtained a new non-current loan from the European Investment Bank totaling Euros 85,000 thousand that will be used by Grifols to support its investments in R&D&i, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate and, a maturity of 10 years with a grace period of 2 years.

On 5 December 2017 and 28 October 2015, the Group arranged loans with the same entity and with the same conditions for amounts of Euros 85,000 thousand and Euros 100,000 thousand, respectively. At 30 June 2019 and 31 December 2018, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 244,375 thousand.

On 18 April 2017 the Group concluded the refinancing process of the Senior Unsecured Notes. The total bond issuance amounted to Euros 1,000 million.

On 6 February 2017 the Group concluded the refinancing process of its senior debt. The total debt refinanced amounted to US Dollars 6,300 million (Euros 5,800 million), including the US Dollars 1,816 million loan obtained for the acquisition of Hologic's transfusional diagnostics unit. Following the refinancing process, Grifols' debt structure consisted of a US Dollars 6,000 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 300 million undrawn revolving credit facility.

(a) Senior Unsecured Notes

On 18 April 2017, Grifols, S.A. issued Euros 1,000 million of Senior Unsecured Notes (the "Notes") that will mature in 2025 and will bear an annual coupon of 3.20%. These notes have been exchanged with 97.1% of the Senior Unsecured Notes issued in 2014 by Grifols Worldwide Operations Limited, a wholly-owned subsidiary of Grifols, S.A., amounting to US Dollars 1,000 million, with a maturity in

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2022 and at an interest rate of 5.25%, which were owned by a financial institution. The remaining 2.9% of the existing notes was redeemed prior to the refinancing by an amount of Euros 26,618 thousand. The corresponding deferred costs of the redeemed Notes were taken to profit and loss. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

Due to the implementation of IFRS 9, the refinancing of the Senior Unsecured Noteshas resulted in a decrease in liabilities, as the newquantitative test was not passed.

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

	Senior Unsecured Notes
	Principal+Interest in Thousands of Euros
Maturity	
2019	16,000
2020	32,000
2021	32,000
2022	32,000
2023	32,000
2024	32,000
2025	1,016,000
Total	1,192,000

(b) Senior Secured Debt

Current loans and borrowings include accrued interest amounting to Euros 3,631 thousand at 30 June 2019 (Euros 2,546 thousand at 31 December 2018).

On 6 February 2017 the Group refinanced its Senior Secured Debt with the existing lenders and obtained the additional debt for the acquisition of Hologic for an amount of US Dollars 1,816 million. The new senior debt consists of a Term Loan A ("TLA"), which amounts to US Dollars 2,350 million and Euros 607 million with a 1.75% margin over Libor and Euribor respectively, with maturity in 2023 and quasi-bullet repayment structure, and a Term Loan B ("TLB") amounting to US Dollars 3,000 million with a 2.25% margin over Libor and maturity in 2025. The borrowers of the total senior debt are Grifols Worldwide Operations Limited and Grifols, S.A. for the Term Loan A and Grifols Worldwide Operations USA, Inc. for the Term Loan B.

The present value discounted from cash flows under the refinanced agreement, including any fees paid and discounted using the original effective interest rate, differs by less than 10% of the discounted present value of cash flows remaining in the original debt, whereby it is considered that the debt instrument has not been substantially modified.

The costs of refinancing the senior debt amounted to Euros 84.8 million. Based on the analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability. The difference between the amortized cost of the debt applying the new IFRS 9 is Euros 254,515 thousand less than its nominal value.

The terms and conditions of the senior secured debt are as follows:

- **Tranche A**: six year loan divided into two tranches: US Tranche A and Tranche A in Euros.
  - **Tranche A in US Dollars**:
    - Original principal amount of US Dollars 2,350 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Applicable margin of 175 basis points (bp) linked to US Libor.
- Quasi-bullet repayment structure.
- Maturity in 2023

- **Tranche A in Euros:**
  - Original principal amount of Euros 607 million.
  - Applicable margin of 175 basis points (bp) linked to Euribor.
  - Quasi-bullet repayment structure.
  - Maturity in 2023

Details of the Tranche A by maturity at 30 June 2019 are as follows:

	Tranche A in US Dollars			Tranche A in Euros	
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros	Currency	Principal in thousands of Euros
Maturity					
2019	US Dollars	58,750	51,626	Euros	15,175
2020	US Dollars	235,000	206,503	Euros	60,700
2021	US Dollars	235,000	206,503	Euros	60,700
2022	US Dollars	1,321,875	1,161,577	Euros	341,437
2023	US Dollars	440,625	387,192		113,812
Total	US Dollars	2,291,250	2,013,401	Euros	591,824

o **Tranche B in US Dollars**: loan repayable in eight years.

- Original principal amount of US Dollars 3,000 million.
- Applicable margin of 225 basis points (bp) linked to US Libor.
- Quasi-bullet repayment structure.
- Maturity in 2025

Details of the maturity of the Tranche B principal at 30 June 2019 are as follows:

	Tranche B in US Dollars		
	Currency	Principal in thousands of US Dollars	Principal in thousands of Euros
Maturity			
2019	US Dollars	15,000	13,181
2020	US Dollars	30,000	26,362
2021	US Dollars	30,000	26,362
2022	US Dollars	30,000	26,362
2023	US Dollars	30,000	26,362
2024	US Dollars	30,000	26,362
2025	US Dollars	2,767,500	2,431,898
Total	US Dollars	2,932,500	2,576,889

o **US Dollar 300 million committed credit revolving facility:** Amount maturing on 2023 and applicable margin of 175 basis points (bp) linked to US Libor. At 30 June 2019 no amount has been drawn down on

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

this facility.

The total principal plus interest of Tranches A and B Senior Loan is as follows:

	Thousands of Euros	
Maturity	Tranche A Senior Loan	Tranche B Senior Loan
2019	114,207	73,978
2020	356,011	146,365
2021	346,051	144,801
2022	1,548,342	143,565
2023	502,550	142,330
2024	--	141,410
2025	--	2,441,577
Total	2,867,161	3,234,026

The issue of Senior Unsecured Notes and Senior Secured Debt is subject to compliance with the leverage ratio covenant. At 30 June 2019 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of the Group.

The Notes have been issued by Grifols, S.A. and are secured on a senior unsecured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrowers under the New Credit Facilities. The Guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. Grifols Worldwide Operations USA, Inc. and Grifols USA, Llc.

(13) Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2019	Six-Months Ended 30 June 2018	Three-Months Ended 30 June 2019	Three-Months Ended 30 June 2018
			Not reviewed	Not reviewed
Cost of sales	474,304	382,536	240,474	189,856
Research and development	52,597	46,149	27,085	22,811
Selling, general & administrative expenses	188,193	166,944	94,016	83,775
	715,094	595,629	361,575	296,442

Details of amortization and depreciation expenses by function are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Six-Months Ended 30 June 2019	Six-Months Ended 30 June 2018	Three-Months Ended 30 June 2019	Three-Months Ended 30 June 2018
			Not reviewed	Not reviewed
Cost of sales	95,689	68,650	47,832	35,232
Research and development	10,712	9,568	5,358	4,978
Selling, general & administrative expenses	42,529	29,740	21,253	14,865
	148,930	107,958	74,443	55,075

(14) Finance Result

Details are as follows:

	Thousands of Euros			
	Six-Months Ended 30 June 2019	Six-Months Ended 30 June 2018	Three-Months Ended 30 June 2019	Three-Months Ended 30 June 2018
			Not reviewed	Not reviewed
Finance income	10,621	7,049	4,982	4,107
Finance cost from Senior Unsecured Notes	(18,028)	(17,569)	(9,082)	(8,913)
Finance cost from Senior debt	(143,173)	(112,958)	(72,196)	(59,744)
Finance cost from sale of receivables (note 10)	(4,317)	(1,935)	(2,160)	(1,100)
Capitalised interest	6,919	3,972	3,518	1,945
Finance lease expense (note 8)	(16,586)	--	(8,873)	--
Other finance costs	(4,491)	(7,424)	(2,486)	(3,494)
Finance costs	(179,676)	(135,914)	(91,279)	(71,306)
Impairment financial instruments (note 9)	(880)	(980)	(449)	(980)
Change in fair value of financial instruments	--	32,096	--	32,096
Exchange differences	2,402	(5,439)	1,434	(3,554)
Finance result	(167,533)	(103,188)	(85,312)	(39,637)

(15) Taxation

Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group's consolidated effective tax rate is 20 % for the six-month periods ended 30 June 2019 and 2018.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Regarding income tax audits, during the six-month period ended 30 June 2019, the Group has received notification of an inspection for Grifols, S.A., Grifols Movaco, S.A., Diagnostic Grifols, S.A. and Instituto Grifols, S.A. for 2014 to 2016 for corporate income tax and 015 to 2016 for VAT and withholding tax. (16) Discontinued operations The Group has not discontinued any operations for the six-month periods ended 30 June 2019 and 2018. (17) Contingencies and Commitments (a) Contingencies Details of legal proceedings in which the Company or Group companies are involved are as follows: ORTHO-CLINICAL DIAGNOSTICS, INC., GRIFOLS DIAGNOSTIC SOLUTIONS, INC. adv. SIEMENS HEALTHCARE DIAGNOSTICS, INC. Noticed: 20 November 2018 Contract Dispute Ortho-Clinical Diagnostics, Inc. ("Ortho") and Grifols Diagnostic Solutions, Inc. ("GDS") dispute with Siemens Healthcare Diagnostics, Inc. ("Siemens") regarding sales and commissions under the Supply and Agency Agreement. NEXT ACTION: Dispute Resolution initiated per the Supply and Agency Agreement. Common Interest and Joint Defense Agreement entered between Ortho and GDS. Initial meeting held on 14 June 2019 with external counsel attending for Ortho and Grifols. Meeting with executives and counsel to be scheduled. BIOMERIEUX, S.A., et al. v. HOLOGIC, INC., GRIFOLS, S.A., GRIFOLS DIAGNOSTIC SOLUTIONS INC. Noticed: 9 February 2017 US District Court for the Middle District of North Carolina Patent Infringement, Case No. 1:17-CV-102 bioMérieux alleges infringement of U.S. Patent Nos. 8,697,352 and 9,074,262 by Hologic Inc. ("Hologic"), GDS and Grifols SA ("GSA") with respect to identified HIV Assays. NEXT ACTION:Markham (Claim Construction) hearing conducted on 29 January 2019. T he Patent and Trademark Appeals Board ("PTAB") denied Hologic's requests for Institution of Inter Parties Review and denied subsequent requests for rehearing of the PTAB decisions. On 31 March 2019, the Court issued its order on plaintiffs' to sever and stay their contractual defense under the Non-Assertion Agreement pending resolution of the liability issues. The Court severed but did not stay the defense and imposed a deadline on any motion to compel arbitration. The parties opted not to file an arbitration demand. Fact discovery has been completed. The order was issued on 11 June 2019. The Court adopted Plaintiffs’ claim constructions for the four disputed terms. ENZO LIFE SCIENCES, INC. v. HOLOGIC, INC., GRIFOLS DIAGNOSTIC SOLUTIONS INC., and GRIFOLS, S.A. 21

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Noticed: 20 November 2017 Delaware District Court Patent Infringement, Case No. 1:16-cv-00894-LPS Enzo Life Sciences alleged infringement of US. Patent No. 6,221,581 by Hologic, GDS and GSA with respect to the defendants’ blood screening and diagnostic assays. On 16 April 2019, the parties reached a settlement on the entirety of the litigation, including other cases against Hologic with respect to US Patent Nos. 6,992,180 and 7,064,197. The case was dismissed on 25 April 2019. The terms of the settlement agreement include one-time payments to Enzo in exchange for fully paid-up, worldwide licenses to Hologic and Grifols. Grifols’ share consists of a one-time payment by Grifols to Enzo in the amount of three million and five hundred thousand U.S. Dollars ($3,500,000.00). All other terms remain confidential. NOVARTIS VACCINES AND DIAGNOSTICS, INC., NOVARTIS PHARMA AG, and GRIFOLS WORLDWIDE OPERATIONS LIMITED v. REGENERON PHARMACEUTICALS, INC. Served: 24 May 2018 on Regeneron US District Court for the Southern District of New York White Plains Division Patent Infringement, Civil Action No. 7:18-cv-2434 Novartis Vaccines and Diagnostics, Inc., Novartis Pharma AG, and Grifols Worldwide Operations Limited allege patent infringement of U.S. Patent No. 5,688,688 ("the '688 patent"). NEXT ACTION: Joint Defense Agreement with Novartis. Defendants filed a motion to dismiss willful infringement claims in 2 August 2018, which was denied on 24 October 2018. Deposition of Seamus McCooey as 30(b)(6) witness for Grifols taken on 21 March 2019. Court-ordered mediation was held 30 May 2019 with no resolution. Regeneron filed an IPR on 14 May 2019 with the PTAB with respect to the 688 patent. (b) Commitments Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By these plans, the employee could elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs). Grifols Class B Shares and Grifols ADS are valued at grant date. These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU's will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share). If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU. At 30 June 2019, the Group has settled the RSU plan of 2016 for an amount of Euros 8,414 thousand (Euros 9,645 thousand at 30 June 2018 regarding RSU plan of 2015). This commitment is treated as equity-settled and the accumulated amount recognized as at 30 June 2019 as share based payments costs of employees is Euros 10,711 thousand (Euros 12,652 thousand at December 2018). 22

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(18) Financial Instruments

Classification

Disclosure of financial instruments by nature, category and fair value is as follows:

	Thousands of Euros							
	30/06/2019							
	Carrying amount					Fair Value		
	Financial assets at amortised costs	Financial assets at FVTPL	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Total
Non-current financial assets		8			8	8		8
Financial assets measured at fair value	--	**8**	--	--	**8**			
Non-current financial assets	130,030				130,030			
Other current financial assets	169,434				169,434			
Trade and other receivables	462,096				462,096			
Cash and cash equivalents	553,697				553,697			
Financial assets not measured at fair value	**1,315,257**	--	--	--	**1,315,257**			
Senior Unsecured Notes	--	--	(1,005,333)	--	(1,005,333)	(1,034,245)	--	(1,034,245)
Promissory Notes	--	--	(96,903)	--	(96,903)			
Senior secured debt	--	--	(4,927,601)	--	(4,927,601)	--	(5,170,852)	(5,170,852)
Other bank loans	--	--	(274,087)	--	(274,087)			
Finance lease payables	--	--	(286)	--	(286)			
Other financial liabilities	--	--	(94,116)	--	(94,116)			
Debts with associates	--	--	(3,295)	--	(3,295)			
Lease liabilities	--	--	(683,119)	--	(683,119)			
Other non-current debts	--	--	--	(1,398)	(1,398)			
Trade and other payables	--	--	--	(688,812)	(688,812)			
Other current liabilities	--	--	--	(147,586)	(147,586)			
Financial liabilities not measured at fair value	--	--	**(7,084,740)**	**(837,796)**	**(7,922,536)**			
	1,315,257	**8**	**(7,084,740)**	**(837,796)**	**(6,607,271)**			

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand of Euros								
	31/12/2018								
	Carrying amount					Fair Value			
	Financial assets at amortised costs	Financial assets at FVTPL	Financial liabilities at amortised costs	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	--	7	--	--	7	7	--	--	7
Current Financial derivatives	--	19.934	--	--	19.934	--	--	19.934	19.934
Financial assets measured at fair value	--	**19.941**	--	--	**19.941**				
Non-current financial assets	107.594	--	--	--	107.594				
Other current financial assets	34.031	--	--	--	34.031				
Trade and other receivables	361.585	--	--	--	361.585				
Cash and cash equivalents	1.033.792	--	--	--	1.033.792				
Financial assets not measured at fair value	**1.537.002**	--	--	--	**1.537.002**				
Senior Unsecured Notes	--	--	(1.005.333)	--	(1.005.333)	(985.480)	--	--	(985.480)
Promissory Notes	--	--	(97.645)	--	(97.645)				
Senior secured debt	--	--	(4.901.240)	--	(4.901.240)	--	(5.055.323)	--	(5.055.323)
Other bank loans	--	--	(264.525)	--	(264.525)				
Finance lease payables	--	--	(12.885)	--	(12.885)				
Other financial liabilities	--	--	(95.217)	--	(95.217)				
Debts with associates	--	--	(7.079)	--	(7.079)				
Other non-current debts	--	--	--	(1.301)	(1.301)				
Trade and other payables	--	--	--	(721.699)	(721.699)				
Other current liabilities	--	--	--	(169.189)	(169.189)				
Financial liabilities not measured at fair value	--	--	**(6.383.924)**	**(892.189)**	**(7.276.113)**				
	1.537.002	**19.941**	**(6.383.924)**	**(892.189)**	**(5.719.170)**				

The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Financial derivatives

On 11 May 2016 the Group paid an aggregate amount equal to US Dollars 10,000 thousand (Euros 8,960 thousand at the exchange rate at the date of acquisition) in respect of the call option for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. shares that are not owned by the Group. The call option was exercised by the Group by delivering written notice of its intention on the 30 April 2019.

On 6 June 2017, Biotest Pharmaceuticals Corporation agreed to purchase from ADMA Biologics all of its rights, titles and interests in two donation centers located in Georgia, USA. On 1 August 2018, Grifols acquired Biotest Pharmaceuticals Corporation and its net assets (including the CALL option). The ADMAcall option was exercised on 1 January 2019.

Concentration of credit risk

For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers, and considering that collection periods are mostly under 30 days, there is no significant impact for the Group.

(19) Related Parties

Transactions with related parties have been performed as part of the Group's ordinary course of business and have been performed at arm's length.

Group transactions with related parties during the six-month period ended 30 June 2019 are as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
Net sales	4,253	--	--	--
Purchases of inventory	(43,875)	--	--	--
Other service expenses	(13,575)	--	(1,572)	(220)
Remuneration	--	(9,545)	--	(2,572)
Finance costs	(125)	--	--	--
Finance income	1,516	--	--	--
	(51,806)	(9,545)	(1,572)	(2,792)

Group transactions with related parties during the six-month period ended 30 June 2018 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
Net Sales	3,081	--	--	--
Purchases of inventory	(39,967)	--	--	--
Other service expenses	(8,181)	--	(1,945)	(412)
Operating lease expenses	--	--	(2,592)	--
Remuneration	--	(8,966)	--	(3,657)
R&D agreements	(48)	--	--	--
Finance costs	(321)	--	--	--
Finance income	862			
	(44,574)	(8,966)	(4,537)	(4,069)

Group transactions with related parties during the three-months period ended 30 June 2019 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
	Not reviewed			
Net sales	2,240	--	--	--
Purchases of inventory	(10,789)	--	--	--
Other service expenses	(6,976)	--	(1,471)	
Remuneration	--	(4,715)	--	(1,285)
Finance costs	(38)	--	--	--
Finance income	789	--	--	--
	(14,774)	(4,715)	(1,471)	(1,285)

Group transactions with related parties during the three-months period ended 30 June 2018 were as follows:

	Thousands of Euros			
	Associates	Key management personnel	Other related parties	Board of directors of the company
	Not reviewed			
Net Sales	1,288	--	--	--
Purchases of inventory	(24,734)	--	--	--
Other service expenses	(4,635)	--	(102)	(206)
Operating lease expenses	--	--	(1,304)	--
Remuneration	--	(4,365)	--	(1,828)
R&D agreements	(48)	--	--	--
Finance costs	(159)	--	--	--
Finance income	464	--	--	--
	(27,824)	(4,365)	(1,406)	(2,034)

GRIFOLS, S.A. AND SUBSIDIARIES Notes to Condensed Consolidated Interim Financial Statements for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) On 28 December 2018, the Group sold Biotest and Haema to Scranton Enterprises B.V (shareholder of Grifols) for US Dollars 538,014 thousand. For the payment of the aforementioned sale amount, Scranton signed a loan agreement dated 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 82,969 thousand) with Grifols Worldwide Operations Limited. Interest on this loan is 2%+EURIBOR and it falls due on 28 December 2025. The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2018, certain Company directors and key management personnel are entitled to termination benefits. 27

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their six months period ended June 30, 2019 condensed consolidated interim financial statements and related footnotes. This discussion and analysis may contain forward-looking statements that involve risks and uncertainties. See the section “Cautionary Statement Regarding Forward-Looking Statements” included in this document. Grifols reports EUR 2,423.4 million in revenues in the first half of the year, representing a 14.3% increase and 8.6% at constant currency (cc)1. The company grew across all divisions and key regions where it operates and made significant progress in the execution of its growth strategy. These results clearly underline the Grifols’ commitment to patients and its historically proven ability to expand its production capacity well in advance. In recent years, greater efforts to enhance sales and operations, as well as strategic investments to boost access to plasma, played a vital role in the group’s solid performance. Further testament to Grifols’ long-term vision and commitment to innovation and sustainable growth include the latest encouraging results from the AMBAR clinical trial in the fight against Alzheimer’s and the recent FDA approval of Xembify®, a 20% subcutaneous immunoglobulin used to treat primary immunodeficiencies. Revenues from the Bioscience Division grew by 13.6% (7.6% cc) to EUR 1,920.1 million amid an environment of solid demand for the main plasma proteins, especially immunoglobulins. The Diagnostic Division expanded by 2.7% (-1,4% cc) to EUR 348.7 million in revenues in the first half of the year. The Hospital Division grew by 8.0% (7.4% cc) to EUR 63.4 million, while the Bio Supplies Division reported EUR 104.2 million in revenues, a 159.8% (148.0% cc) increase compared to the same period last year. Grifols’ gross margin continued on a positive upward trend to reach 46.5% in the first half of the year (47.2% in the second quarter of 2019). A stronger demand of certain plasma proteins, the evolution of plasma costs and industrial efficiencies were the main drivers of this upswing. Underlying gross margin2 reached 47.6%. Reported EBITDA reached EUR 696.8 million due to higher gross margin, representing a 13.5% increase over the same period in 2018 and a 28.8% margin. For the first time in several years, the Hospital Division achieves positive EBITDA. Reported EBITDA margin stood at 30.9% in the second quarter of 2019 impelled by a tailwind of some non-recurring items. Underlying EBITDA2 totaled EUR 685.3 million, reflecting a margin of 29.1%. The total net R+D+i investment, which comprises in-house, external and investee investments, amounted to EUR 167.7 million, an 18.7% increase compared to the same period in 2018. Grifols also allocated EUR 128.6 million to capital investments (CAPEX). Grifols’ financial performance in the second quarter of 2019 remained stable compared to the first quarter. In comparison with 2018, it includes the impact of the interest rate evolution and changes in accounting standards for leases (IFRS 16), which amounted to EUR 16.6 million in the first half of 2019. Of note is the positive impact in 2018 from the divestment in TiGenix for EUR 32 million. The effective tax rate was 20% and net profit totaled EUR 286.9 million. 1 Constant currency (cc) excludes exchanges rate fluctuations over the period. 2 Excludes third-party plasma sales carried out by Haema and Biotest. 1

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Excluding the impact from IFRS163, Grifols’ net financial debt stood at EUR 5,845 million, including EUR 554 million in cash. The net debt leverage ratio improved significantly to 4.50x (4.40x cc) from 4.78 x in the first quarter of 2019. It remains a key priority once recent strategic investments are in place. The net debt leverage ratio improved in the second quarter, due primarily to the upturn in EBITDA and optimization of working capital management. Inventory levels increased as a result of the strategic decision to continue building up plasma volumes to meet the strong demand for plasma therapies. Additionally, in the second quarter, Grifols paid USD 100 million to exercise the call option4 on 51% of share capital of the U.S. firm Interstate Blood Bank Inc. (IBBI). The company also paid out a final dividend against 2018 earnings for a total gross amount of EUR 102 million. As of June 30, 2019, Grifols had EUR 410 million in undrawn lines of credit and a liquidity position of more than EUR 950 million REVENUE PERFORMANCE Bioscience Division Revenues from the Bioscience Division served as the primary engine of growth, growing by 13.6% (7.6% cc) to EUR 1,920.1 million in the first half of the year. The division continued to benefit from the positive upward trend seen in the second quarter, increasing sales by 13.8% (7.3% cc) to EUR 1,004.5 million in revenues. These results marked a record-high for the division, which for the first time recorded quarterly revenues in excess of EUR 1,000 million. The continued division’s growth was mainly fueled by strong global demand for immunoglobulin, as well as hyperimmune immunoglobulin in the United States (USA). Immunoglobulin sales remained robust, attaining double-digit growth. Grifols is currently one of the global leaders in the production and sale of immunoglobulin, with 30.3%5 market share (volume) in the United States. Grifols also recently received approval from the U.S. Food and Drug Administration (FDA) for Xembify®, its new 20% subcutaneous immunoglobulin used in the treatment of primary immunodeficiencies. This approval underscores Grifols’ commitment to patients in the U.S., where the company continues to allocate in an increasing part of its production to meet demand. Its U.S. market launch is scheduled for the fourth quarter of 2019. Sales of antitrypsin alpha-1 remain solid in the U.S., Germany and Spain, with growing rates of diagnosis thanks to new solutions developed by Diagnostic Division. At the same time, the company spearheads a variety of programs and strategic sales actions to promote sales of this protein. Albumin sales in China have started to recover following delays in the renewal process of specific licenses in the fourth quarter of 2018. Sales in China are expected to meet their projected growth and pick up considerably in the second half of 2019. Meanwhile, sales of factor VIII continue to feel the impact of their declining use to treat patients with inhibitors. The company’s efforts to position its factor VIII as the optimal treatment for patients with hemophilia A have resulted in an enhanced tender market presence and higher sales volumes. 3 As of June 30, 2019, the impact from the application of IFRS 16 on the debt total was more than EUR 683 million. 4 In the second quarter of 2016, Grifols acquired a minority stake of 49% share capital in IBBI. The agreement included a call option on the remaining 51%, which it executed in the second quarter of 2019. 5 Source: Grifols Global Plasma Database, Provisional Data 2018. 2

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Grifols continues to promote its specialty proteins to enhance its differential product portfolio. Of note in the first half of 2019 was the upward trend in hyperimmune immunoglobulins, particularly sales of the new formulation anti-rabies immunoglobulin (HyperRAB®). At the same time, Grifols will be prepared for the launch of a new plasma-protein-based biosurgery solution. The market introduction of VISTASEAL®, designed to control surgical bleeding by combining Grifols’ biologic fibrin sealant with Ethicon technology, is scheduled for the second half of the year. The Grifols-Ethicon agreement encompasses a second product combining Grifols’ lyophilized thrombin, a blood-clotting protein, with Ethicon’s hemostatic matrix SURGIFLO®. This product will offer surgeons more advanced options to accelerate and induce coagulation during surgery. Diagnostic Division The Diagnostic Division grew by 2.7% (-1,4% cc) to EUR 348.7 million in revenues in the first half of 2019. In the second quarter, Diagnostic Division revenues increased by 5.0% (0.2% cc) to EUR 183.2 million. Revenues generated from transfusional medicine solutions continue to drive the division’s performance. Sales of NAT technology systems (Procleix® NAT Solutions), used to detect viruses in blood and plasma donations, maintain their contribution to the division’s results. Grifols continues its efforts to develop new reagents to expand its differential product portfolio and boost its reach in diverse markets. Sales of the blood-typing line expanded by double digits. This product portfolio includes analyzers (Wadiana®, Erytra® and Erytra Eflexys®), gel cards (DG-Gel®) and reagents. Sales were especially robust in China, a market with high growth potential for the division; the United States, its primary market whose success directly reflects the division’s strategic investments and solid sales plan; Latin America, particularly Mexico; and several countries in Asia and Europe. Other highlights include the upcoming installation of the first Erytra Eflexis® in the largest hospital in Tunisia. Grifols’ alliance with one of the region’s most notable medical facilities will pave the way for further expansion in other African markets. Hospital Division Hospital Division revenues increased by 8.0% (7.4% cc) to EUR 63.4 million. The division reported strong sales in the United States, one of its core markets, and an upsurge in sales in all business lines. Pharmatech sales were notably strong in the first half of the year, achieving double-digit growth. This line includes the inclusiv® IV compounding portfolio of devices, software and services to maximize the safety, quality and efficiency of hospital-pharmacy operations, including the MedKeeper® and Kiro Grifols® technological solutions. As a leader in systems for sterile IV compounding for hospital pharmacies, Grifols is poised to benefit from the recent rollout of new regulations affecting hospital pharmacy and compounding operations in the United States. Sales of the division’s IV solutions also grew, driven by the U.S. distribution of the physiological saline solution produced in Grifols’ Murcia (Spain) plant and their usage in its proprietary network of plasma donation centers. Sales of medical devices, clinical nutrition products and contract manufacturing also remained strong. 3

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Bio Supplies Division Revenues from the Bio Supplies Division totaled EUR 104.2 million during the first half of the year, attaining 159.8% growth (148.0% cc) in relation to the same period in 2018. The division primarily oversees sales of biological products for non-therapeutic use and third-party plasma sales by Haema and Biotest (EUR 72.3 million in the first half of the year). INVESTMENT ACTIVITIES: ACQUISITIONS, CAPEX AND R+D+i Grifols exercises call option on the 51% of IBBI share capital Grifols paid USD 100 million to exercise its call option on the remaining 51% of share capital of Interstate Blood Bank Inc. (IBBI) and its subsidiaries. In the second quarter of 2016, Grifols signed an agreement with IBBI to acquire 49% of its share capital, which included a call option for the remaining 51%. Following this transaction, Grifols added 36 FDA-licensed centers (26 plasma centers and 10 whole blood-donation centers), as well as an analytical laboratory. This operation forms part of Grifols’ strategic plan to expand and diversify its access to plasma, which is critical to meeting the growing demand for plasma-derived therapies and enhancing the health and well-being of patients worldwide. Grifols is currently the worldwide leader in plasma centers, with a network of 293 centers in the United States and Europe. Grifols allocates EUR 1,400 million to CAPEX from 2018 to 2022 Grifols invested EUR 128.6 million in the first six months of the year to continue improving and expanding the production facilities of its four divisions. The company furthermore announced its intention to allocate EUR 1,400 million to capital investments over the 2018-2022 period. Particularly noteworthy is the construction underway of the world’s first purification and sterile filling plant of immunoglobulins in flexible bags. Located on Grifols’ Clayton (North Carolina, USA) complex, the plant will require a EUR 140 million investment and commence operations in 2022. Grifols obtains FDA approval for Xembify® thanks to its steadfast commitment to R+D+i Following the close of the second quarter, Grifols received FDA approval for its new 20% subcutaneous immunoglobulin (Xembify®) to treat patients with primary immunodeficiencies. Grifols is currently working with diverse healthcare authorities to obtain approval in Canada, Europe and other markets. 4

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) The latest AMBAR results demonstrate improvement in all treated patients Grifols recently presented additional results of its AMBAR (Alzheimer Management by Albumin Replacement) clinical trial for the treatment of Alzheimer's disease (AD) at the Alzheimer’s Association International Conference (AAIC) 2019 in Los Angeles (USA). These results complement and confirm those presented in October 2018, which showed improvement in AD patients in both mild and moderate stages of the disease, and point in the same direction at those unveiled at the 14th International Congress on Alzheimer's and Parkinson's (AD/PD) in Lisbon (Portugal) in March 2019. These latest results center on two scales that reflect the patient’s cognitive status and daily functioning: CDR-Sb (Clinical Dementia Rating-Sum of Boxes) and ADCS-CGIC (Alzheimer’s Disease Cooperative Study-Clinical Global Impression of Change). Both scales demonstrate statistical improvement in all treated patients, regardless of the disease stage (mild or moderate.) In particular, the CDR-Sb scale – which assesses memory, orientation, reasoning, planning and problem resolution, social interaction, domestic activities and hobbies, and personal care – shows a statistically significant 71% decline compared to patients in the placebo group. This significance remains when analyzing the three study treatment arms separately, with less decline at 14 months ranging from 65% to 71%. The results of the ADCS-CGIC scale follow the same lines: a statistically significant stabilization is observed in all treated patients. This effect remains in all three arms when analyzed separatel y. The ADCS-CGIC scale evaluates several domains of cognition, daily functioning and behavior, from both patient and caregiver perspectives. At AAIC, it was also revealed that the plasma amyloid-beta saw-tooth mobilization pattern, observed in earlier clinical trials, is similar for both conventional and low-volume plasmapheresis performed in the AMBAR trial. This, reinforces the investigational use of lower volumes of plasma protein replacement therapies. Grifols plans on presenting complete results of the AMBAR clinical trial, including biomarkers and neuroimaging results, in December 2019 at the Clinical Trials on Alzheimer’s Disease Conference in San Diego (USA). NON-FINANCIAL INFORMATION Talent: important advances in job creation, training and development In the first half of 2019, the Grifols team grew to 22,282 employees, expanding by 5.0% compared to December 31, 2018. Job creation was especially significant in Spain, where Grifols’ talent pool increased by 4.6% to 4,035 people. In North America, the employee base expanded by 3.9% to 15,924 people and by 13.8% in the rest of the world (ROW), to 2,323 people. The average seniority of Grifols’ employees is 5.8 years, with a median age of 37.7 years. The company continues its efforts to promote equal opportunity between men and women. As of June 30, 2019, women comprised 59% of staff and men, 41%. Talent development remains a priority for the company. In-house training plays a critical role in Grifols’ talent development. In the first half of 2019, the company reported an average of 55 training hours per employee. Moreover, Grifols continues to foster the leadership development of its senior executive team through the “Challenging the Future” program, jointly designed and delivered by ESADE and Georgetown University. 5

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) With regard to organizational performance and development, of note is the high percentage (90.5%) of Grifols’ employees who take part in the annual Grifols Performance System (GPS). This figure confirms the full integration of the GPS process, which allows the company to continue to nurture a culture of open dialogue and ongoing development among its global talent pool. One of Grifols’ core commitments is ensuring the health and safety of its staff, as reflected in its new “Occupational Health and Safety Policy” released in the first half of the year. To this end, the company advocates a robust occupational-health system grounded on solidly defined objectives, follow-up of risk-prevention measures in both technical and organizational processes, rigorous controls, and in-house and external audits. In this regard, at the onset of 2019, Grifols established organization-wide safety targets and site-specific objectives focused on continuously improving occupational and safety in Grifols’ installations. Of note among these global objectives: the development of a new occupational health and safety management platform in the U.S., and the implementation of new corporate standards, including the one specifically aimed at contractors. Environmental management Environmental management is one of the cornerstones of Grifols’ corporate social responsibility platform. In the first half of 2019, the company broadened the scope of its 2017-2019 Environmental Program, which aims to reduce its annual consumption of electricity, natural gas and water, and improve waste management and recovery. Among these new objectives are targets to reduce electrical consumption by more than 829,000 kWh per year, generated mainly by the Parets del Vallès (Barcelona, Spain) facility; decrease natural-gas consumption by 4.1 million kWh per year in the Parets del Vallès and Clayton (North Carolina, USA) installations; reduce water consumption by 6,500 m3 per year in the Clayton complex; and reduce CO2 emissions and plastic consumption in the group’s Spanish facilities. The annual 150,000 kWh generated via photovoltaic power in the Las Torres de Cotillas (Murcia, Spain) complex will also help diminish the volume of CO2 emissions. Grifols also had energy audits in its production plants in Dublin (Ireland) and sales subsidiaries in Italy and German. And it is planned to install new cooling systems with refrigerant gases that do not affect the ozone layer or climate change. Grifols recently earned a new environmental recognition, the “Zero Waste to Landfill” validation in the “Gold” category for its North Carolina production complex. In this way, Grifols became the first U.S. pharmaceutical company to achieve this distinction, awarded to companies that allocate 95% to 99% of their waste to recovery systems other than landfills. The waste sent to energy recovery was 5%. 6

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Transparency: Grifols voluntarily discloses transfers of value to healthcare professionals and organizations In alignment with its ongoing commitment to transparency, Grifols voluntarily adopted the European Federation of Pharmaceutical Industries and Associations (EFPIA) Disclosure Code in 2015. For the fourth consecutive year, the company disclosed all payments and other transfers of value made to healthcare professionals and organizations within the scope of the EFPIA, including Spain. In Europe, Grifols’ transfers of value grew by 5% in 2018 to EUR 12.3 million compared to EUR 11.7 million in 2017. This increase stemmed primarily from costs related to the firms R+D+i initiatives, which amounted to EUR 8.8 million in 2018 and accounted for 72% of the total. In Spain, R+D+i activities represented 66% of the total transfers of value carried out in Europe. Although the EFPIA code refers specifically to medicines, Grifols voluntarily decided to expand its scope to include transfers unrelated to medications and those derived by its three main divisions. Grifols applies this transparency policy in the U.S. in accordance with the competent governmental authority (Centers for Medicaid and Medicare Services, or CMS). Committed to patients: more than 100 million international units (IUs) of clotting factors donated to the World Hemophilia Federation through 2021 For more than a decade, Grifols has collaborated with the World Hemophilia Federation (WHF) to support its global efforts to improve access to treatment for patients who suffer from blood-clotting disorders. The company recently donated 100 million IUs of clotting factors to help combat hemophilia in emerging markets. This contribution marked the midway point of Grifols’ eight-year pledge to donate to the WFH’s Humanitarian Aid Program through 2021. According to the WFH, Grifols’ support will secure a projected average of 10,300 doses to treat acute bleeds in 6,000 patients per year in developing regions through 2021. Since 2017, more than 5,000 patients and over 10,000 acute bleeds have been treated thanks to Grifols’ donations. The company also launched the "Grifols Hemophilia Awareness Global Awards" to encourage healthcare providers, medical sites, paramedical centers and hemophilia associations to support education initiatives and treatment access for the approximately 400,000 people in developed and developing regions affected by this inherited condition. Inauguration of the newly refurbished Museu Grifols de Barcelona The company unveiled the newly refurbished Museu Grifols last May in Barcelona. Located at the original headquarters, the new, larger museum includes interactive, immersive and user-friendly technology to engage visitors and showcase the company’s track record of innovation and transformation that has characterized it over its history. 7

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Annual Investors’ and Analysts’ Meeting Grifols held its annual meeting for investors and analysts in Clayton and Raleigh (North Carolina, USA) in June. Among the topics highlighted were the company’s market potential in China; efforts to develop an innovative product portfolio, including its AMBAR project; CAPEX and plasma collection plans; and financial performance. The meeting featured members of Grifols Board of Directors, including the CEOs and several senior leaders. Grifols included in FTSE4Good index second straight year Grifols has been included in sustainability stock index FTSE4Good for the second consecutive year. Specifically, Grifols has been chosen to form part of the FTSE4Good Global, FTSE4Good Europe and FTSE4Good Ibex indices. The FTSE4Good Index independently rates companies on their environmental, social and corporate governance performance. Risks At 30 June 2019 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2018. 8

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Key financial metrics for the first half of 2019:

In millions of euros except % and EPS	1H 2019	1H 2018	% Var
NET REVENUES	2,423.4	2,120.1	14.3%
GROSS MARGIN UNDERLYING[1]	47.6%	47.5%	
GROSS MARGIN	46.5%	47.5%	
EBITDA UNDERLYING[1]	685.3	614.2	11.6%
% Net revenues	29.1%	29.0%	
EBITDA REPORTED	696.8	614.2	13.5%
% Net revenues	28.8%	29.0%	
GROUP PROFIT	286.9	319.0	(10.1%)
% Net revenues	11.8%	15.0%	
ADJUSTED[2] GROUP PROFIT	352.1	355.9	(1.1%)
% Net revenues	14.5%	16.8%	
CAPEX	128.6	102.1	26.0%
R&D NET INVESTMENT	167.7	141.3	18.7%
EARNINGS PER SHARE (EPS) REPORTED	0.42	0.47	(10.1%)

	June 2019	December 2018	% Var
TOTAL ASSETS	13,323.8	12,477.0	6.8%
TOTAL EQUITY	4,885.8	4,696.6	4.0%
CASH & CASH EQUIVALENTS	553.7	1,033.8	(46.4%)
LEVERAGE RATIO	4.50/(4.40cc)[3]	4.32/(4.19 cc)[3]	

(1) Excludes impacts of plasma sold to third parties from Haema and Biotest.

(2) Excludes non-recurring items and associated with recent acquisitions; amortization of deferred expenses associated to the refinancing, amortization of intangible assets related to acquisitions and IFRS 16.

(3) Constant currency (cc) excludes exchange rate fluctuations over the period.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) First half 2019 net revenue by division and region: Second quarter 2019 net revenues by division and region: 10

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION Net Revenues by division reported at constant currency for the first half of 2019: 11

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Net Revenues by region reported at constant currency for the first half of 2019: 12

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Reconciliation of other figures for the first half of 2019: 13

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Group Adjusted Net Profit Reconciliation for the first half of 2019: 14

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Management Report

for the six-month period ended 30 June 2019

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail)

Net Revenues by division reported at constant currency for the second quarter of 2019:

In thousands of euros	2Q 2019	2Q 2018	% Var
REPORTED NET REVENUES	1,266,583	1,097,106	15.4%
VARIATION DUE TO EXCHANGE RATE EFFECTS	-68,872		
NET REVENUES AT CONSTANT CURRENCY	**1,197,711**	**1,097,106**	**9.2%**

In thousands of euros	2Q 2019	2Q 2018	% Var
REPORTED BIOSCIENCE NET REVENUES	1,004,450	882,334	13.8%
VARIATION DUE TO EXCHANGE RATE EFFECTS	-57,955		
REPORTED BIOSCIENCE NET REVENUES AT CONSTANT CURRENCY	**946,495**	**882,334**	**7.3%**

In thousands of euros	2Q 2019	2Q 2018	% Var
REPORTED DIAGNOSTIC NET REVENUES	183,193	174,501	5.0%
VARIATION DUE TO EXCHANGE RATE EFFECTS	-8,333		
REPORTED DIAGNOSTIC NET REVENUES AT CONSTANT CURRENCY	**174,860**	**174,501**	**0.2%**

In thousands of euros	2Q 2019	2Q 2018	% Var
REPORTED HOSPITAL NET REVENUES	32,947	31,419	4.9%
VARIATION DUE TO EXCHANGE RATE EFFECTS	-246		
REPORTED HOSPITAL NET REVENUES AT CONSTANT CURRENCY	**32,701**	**31,419**	**4.1%**

In thousands of euros	2Q 2019	2Q 2018	% Var
REPORTED BIO SUPPLIES NET REVENUES	52,713	13,968	277.4%
VARIATION DUE TO EXCHANGE RATE EFFECTS	-2,501		
REPORTED BIO SUPPLIES NET REVENUES AT CONSTANT CURRENCY	**50,212**	**13,968**	**259.5%**

In thousands of euros	2Q 2019	2Q 2018	% Var
REPORTED OTHERS NET REVENUES	6,032	7,133	(15.4%)
VARIATION DUE TO EXCHANGE RATE EFFECTS	-437		
REPORTED OTHERS NET REVENUES AT CONSTANT CURRENCY	**5,595**	**7,133**	**(21.6%)**

In thousands of euros	2Q 2019	2Q 2018	% Var
REPORTED INTERSEGMENTS NET REVENUES	(12,752)	(12,249)	4.1%
VARIATION DUE TO EXCHANGE RATE EFFECTS	600		
REPORTED INTERSEGMENTS NET REVENUES AT CONSTANT CURRENCY	**(12,152)**	**(12,249)**	**-0.8%**

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Management Report for the six-month period ended 30 June 2019 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail) Net Revenues by region reported at constant currency for the second quarter of 2019: “Cautionary Statement Regarding Forward-Looking Statements” The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 31, 2019